FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of February 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 2/10/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1

Technical Report and Recommendations 2008 Exploration Program, Coulon JV Project, Québec, Canada. January 2009.

Prepared by; Mathieu Savard, Isabelle Roy, Vital Pearson, Pascal Simard, Alexis Gauthier-Ross

- 8 paper copies.

Mines Virginia inc.
116, rue St-Pierre
Bureau 200
Québec, QC G1K 4A7

Tél.: 418.694.9832

ITEM 1 TITLE PAGE

Form 43-101A1
Technical Report

000-29880
Commission File Number

Technical Report and Recommendations
2008 Exploration Program, Coulon JV Project, Québec

MINES VIRGINIA INC.
January 2009

VOLUME 1 OF 19

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

Isabelle Roy, B.Sc., P.Geo.
Senior Geologist
Mines Virginia Inc.

Vital Pearson, M.Sc., Eng
Senior Research Geologist
Mines Virginia Inc.

Alexis Ross-Gauthier
Geological Engineer in Training
Mines Virginia Inc.

Pascal Simard
Geological Engineer in Training
Mines Virginia Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF FIGURES (Item 25)

LIST OF SECTIONS
(Note that all sections are at 1:2000 scale)

Section 43-837N 400W
Section 43-893N-350W
Section 43-935N 300W
Section 43-990N 250W
Section 43-1045N 2000W
Section CN-08-129

Lens Spirit (Section looking N360)
Section 4550N
Section 4600N
Section 4650N
Section 4750N
Section 4800N
Section 4850N
Section 4900N

Lens 201 (Section looking N360)
Section 2075S
Section 2150S
Section 2225S
Section 2300S

Lens 16-17 (Section looking N360)
Section 250N
Section 300N
Section 350N
Section 400N
Section 450N
Section 500N
Section 550N

Jessica Area
Section CN-08-131
Section CN-08-132, CN-08-172
Section CN-08-133
Section CN-08-174
Section CN-08-178

Tension NE and South Tension Area
Section CN-08-130
Section CN-08-136
Section CN-08-192
Section CN-08-194, CN-08-215
Section CN-08-199
Section CN-08-202
Section CN-08-205
Section CN-08-213

LIST OF TABLES

LIST OF APPENDICES

ITEM 3 SUMMARY

The successful exploration programs of 2006 and 2007 on Coulon JV project resulted in the lateral and vertical extension of the massive sulphide lenses. Drilling campaigns from 2004 to 2008 intersected seven Cu-Zn-Pb-Ag massive sulphide lenses in four distinct areas, lens 16-17, lens 08, 9-25, 44, lens 43, the Spirit lens and the recently discovered 201 lens. In 2008, Virginia conducted grassroots exploration, drilling, borehole and ground Infinitem and ground magnetic geophysical surveys on its Coulon JV project. On December 12th 2008, Virginia acquired 100% of the Coulon JV property by entering into an agreement with Breakwater Resources in which Virginia acquired 50% undivided interest in the Coulon JV property from Breakwater Resources in exchange for the issuance of 1 666 666 shares of Virginia Mines to Breakwater Resources.

During 2008, most of the exploration work consisted of drill programs in which 102 holes were drilled for a total of **52 557 meters**. Out of this total, 4 new holes were drilled and 3 were extended to test lens 44 (3 515 meters) at depth and laterally, 31 new holes were drilled and 9 other were extended to delineate the East Flank and the Hinge zone of lens 08 and 9-25 (25 117 meters), 12 holes tested the extensions of lens 43 (6 657 meters), 14 holes tested the Spirit lens and 1 more was extended (3 293 meters), 9 tested lens 201 (3 336 meters), 4 holes tested lens 16-17 (1 374 meters), 6 holes tested the Jessica area (2 384 meters), 11 tested the Tension NE and South Tension Areas (3 708 meters) and 11 tested regional or geophysical targets (3 174 meters). The 2008 drilling program significantly extended lenses 08, 9-25 and Spirit, laterally and at depth, and led to the discovery of an additional lens (lens 201).

Geochemical and geological interpretation that was completed on additional data and information provided by drilling was successful in advancing the geological and structural model of the different mineralized lenses during 2008. It confirms that lens 9-25 and the 08 area are enclosed within a synform fold oriented NS that presents a shallow plunge towards the south. Following this interpretation, both lens 08 and 9-25 were divided into two parts, the East flank (EF) and the hinge zone (H). The interpretation of lens 44 was also refined by the addition of a fold with "S-shaped" sub-horizontal axis (looking North in section) that affects this lens. Interpretation work suggests that lens 43 can be subdivided into three sub-parallel lenses, 43 North, Center and South. All lenses occur in stratigraphy within an apparent sub-vertical fold hinge which is open toward the SW, oriented SSE and dipping steeply towards the east.

Values of **3.63% Zn and 5.77% Cu over 2.35 meters** from drillhole CN-08-149 (lens 9-25H) and of **1.99% Zn and 4.43% Cu Au over 10.15 meters** from drillhole CN-07-120 (lens 9-25 EF) were the best intersections from lenses 9-25 H and EF in 2008. The best results obtained from lens 08 H and EF comprise **5.86% Zn; 1.13% Cu over 9.20 meters** from drillhole CN-08-176 (lens 08 H) and **11.54% Zn and 1.24% Cu over 9.50 meters** from drillhole CN-08-175 (lens 08 EF). Values of 4.19% Zn and 2.70% Cu over 2.30 meters are the best results from lens 201 while values of 14.01% Zn and 1.01% Cu were obtained from Spirit lens during 2008. All other results from lens 44, 43 and 16-17 were not economically significant.

Surface exploration work during the summer of 2008 did not lead to any significant discovery but contributed to the explanation of several surface conductors outlined by the 2007 airborne VTEM survey. Additional prospecting is required within the T Areas and in a few other areas where all the VTEM anomalies have not yet been tested.

Additional drilling should be done in order to extend lens 08 H towards the south and west. Several VTEM and ground Infinitem anomalies remain untested on the property and will require drilling since they occur in poorly-exposed areas. Most of these anomalies are located within the Spirit (F Area) and the G Area (see figure 5).

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a considerable amount of work was completed by Virginia and partner Noranda/Falconbridge (Xstrata) until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire a 50% interest in the Coulon Property. In May of 2006, Virginia signed a new partnership with Breakwater Resources whereby Breakwater had the option to acquire a 50% interest in the Coulon property in exchange for payments totalling CA$ 180,000 and spending $7.5 million in exploration work over a period of 9 years. Breakwater Resources fulfilled the option and acquired 50% of the Coulon JV property 18 month later. However, in December 2008, following the economic and financial crisis, Breakwater Resources sold its 50% undivided interest in the Coulon JV property in exchange for the issuance of 1 666 666 shares of Virginia Mines to Breakwater. Virginia Mines thus becomes the sole owner of the Coulon JV property.

Following the successful prospecting and drilling programs of 2006 and 2007, Virginia and its partner pursued their exploration program during 2008, the objective of which was to extend the known massive sulphides lenses (44, 08, 9-25, 43 and Spirit) and to discover new massive sulphide lenses. Ground Infinitem surveys were continued with 285 linear kilometers followed by a ground magnetic survey of 484 linear kilometers. The Infinitem and magnetic surveys generally covered the favourable rocks on the property.

This report provides the status of current technical geological information relevant to Virginia Mines' last exploration program on the Coulon project in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

Co-author Mathieu Savard, geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversees the Coulon JV project and supervises all fieldwork conducted by Virginia Mines with Vice-President Paul Archer. Co-author Isabelle Roy, geologist with a degree in Geology and project geologist for Virginia Mines was involved was responsible for the completion of the drill logs and supervised drilling operations. Co-author Vital Pearson, geological engineer with a M.Sc. in earth sciences and Virginia's senior research geologist supervised all the geochemical data and performed geochemical interpretation of the drillholes. Co-authors Pascal Simard and Alexis Ross-Gauthier, trainees in geological engineering with a degree in geological engineering were involved in the surface exploration program.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Coulon JV project is located 15 km NNW of the Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 3035 claims owned at 100% by Virginia Mines at Coulon (Fig. 4). The list of claims is available in appendix 2. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/05, 06, 11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of the Fontanges airport (Baie James) and is accessible by all-season gravel roads. To access the camp, vehicles follow the directions to the LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the Laforge-2 power station in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main lenses 08, 9-25 and 44 are located 16 kilometers NNW of the Coulon Camp, 22 kilometers directly to the North of the Laforge-2 power station and 27 kilometers to the North of the Fontanges Airport. An Astar BA (Canadian Helicopters) was used for crew transportation while a winter trail is used for material transportation. All equipment, including fuel and supplies, were carried directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major rivers at the 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 8 HISTORY

8.1. Property ownership

The Coulon JV project is now 100% owned by Virginia Mines Inc. since Breakwater Resources Inc. sold its undivided 50% interest in the Coulon JV project to Virginia Mines in return for the issuance of 1 666 666 shares of Virginia Mines to Breakwater Resources. Breakwater did not retain any interest or royalty in the property. That agreement was concluded on December 12th 2008.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Table 1: Summary of previous work in the Coulon JV project area

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers
SDBJ and SERU joint venture (1977)
- Exploration campaign for uranium, partially in 23L (Lac Neret project)
Geological Survey of Canada (1980s)
- Aeromagnetic survey of the Ungava peninsula
Geological Survey of Canada (1989 to 1992)
- Mapping of a transect of the Ungava peninsula by Percival et al; Identification of the Goudalie Domain and of the Vizien greenstone belt
Ministry of Natural Resources of Québec (1997)
- Lake sediments geochemical survey of the Ungava peninsula
Ministry of Natural Resources of Québec (1998)
- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)
BHP Billiton (1998)
- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.
Virginia Gold Mines (1998-2003)
- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton
Ministry of Natural Resources of Québec (1999)
- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)
Virginia Gold Mines (2000)
Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004)
- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer

- Regional reconnaissance mapping over the entire property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, done by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004)

Virginia Gold Mines (2005)

- Diamond drilling campaign (Chapdelaine et al, 2005)
- Geophysical surveys (borehole EM, Deep EM, Max-Min and Magnetic surveys done by TMC Geophysics)
- Trenching on regional targets

Virginia Gold Mines (2006)

-Diamond drilling campaign (Savard et al. 2006)
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)
-Prospecting and Mapping.
-Helicopter-borne EM-Mosquito and Magnetic Survey (Prospectair)

Virginia Gold Mines (2007)

-Diamond drilling campaign (Savard et al. 2007)
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)
-Prospecting and Mapping.

-Helicopter-borne Vtem and Magnetic Survey (Geotech).

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Coulon JV project area lies at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts are composed mainly of basalts and felsic tuffs but ultramafic flows and intrusives are also present and are particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, marks the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the southeastern side of this fault, which militates against, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is probably delineated by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For more complete descriptions of the regional geology, the reader is referred to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. In addition to these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

9.1.1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement upon which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in sheet 23M and west of supracrustal rocks in the sheet 23L. In the latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less-deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island-arc setting.

9.1.2 Gayot Complex

The Gayot Complex is composed mainly of metabasalt with lesser amounts of metasediment, pyroclastites and iron formation. Minor metre-size rhyolitic lava horizons are also present. In the

Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered to be the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies, with only local upper greenschist facies mineral parageneses being present. In the study area, mineral assemblages suggest a metamorphic overprint up to the granulite facies. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also likely but this may conflict with the emplacement of penecontemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

9.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In sheet 23L, the existence of granodioritic to tonalitic leucosomes (up to 25% by volume) in paragneiss are strong evidence that migmatization occurred. Thériault and Chevé (2001) also described a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported in Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

9.2. Local Geology

The Main Grid sector corresponds to the region which has been the most intensively worked since the beginning of the project. It includes five known Zn-Cu-Pb-Ag lenses, namely lenses 16-17, 08, 9-25, 43 and 44.

Dominant lithologies in the Main Grid sector include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss and paragneiss. Altered rocks, semi-massive to massive sulphide horizons and exhalites are less common but obviously are of major interest. Protoliths are difficult to assess because of the metamorphic overprint that reaches the granulite facies. Local partial melting also occurred in the volcano-sedimentary pile. The descriptions below include the proposed protoliths for each metamorphic rock, based on our present level of understanding. The following descriptions of the lithologies encountered on the main grid are derived from Huot's 2004 report. These descriptions are still considered to be accurate even if lithogeochemical work (section 20) defined additional lithologies since these units could not be discriminated based on texture or macroscopic description on the field.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted to be metamorphosed lava flows. Whole-rock chemistry reflects a generally rhyolitic composition (SiO_2>73%) with only the occasional rhyodacite. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic feldspar imparts a pinkish colour to the fresh rock surface. Minor felsic schists are present as well. Local in-situ brecciation, with calcite and chlorite in the matrix, occurs in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered with rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. The gneiss is composed of more than 73% SiO_2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were observed on surface and in drillcore. When sillimanite is present solely as the elongated fibrolite variety, this facies is considered to be a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We propose these porphyroblastic sillimanite gneisses were lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology to be the main host rock to the magnesium-rich altered rocks.

Basalts and andesites

Medium- to dark-green orthogneiss is another abundant lithology in the vicinity of drill sites. These rocks are fine to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende is possibly partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 % by volume in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other minerals, which are not ubiquitously found, include quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 millimeters. A summary examination of the geochemical results, compared with the description of each sample, tends to show that the non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found as disseminations. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorites but indicated that some occurrences may have had a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The content in major and minor elements suggests that the orthogneiss occurring in the westernmost portion of lens 08 has an intermediate composition (eg. SiO_2 = 53.7-57.0%).

Arenites and wackes

Thick quartzo-feldspathic gneiss has been crosscut in several holes and locally described at surface. Protoliths are considered to be either arenite or wacke depending on the biotite content which may reach more than 50%. Based on our interpretation of the protoliths, these rocks do not contain sillimanite. They may contain some acicular amphiboles (tremolite or anthophyllite) and magnetite. These accessory acicular amphiboles and magnetite, commonly associated with pale grey, quartz-rich and biotite-poor portions of paragneiss, could be indicative of a weak alteration overprint. SiO_2 content of this unit ranges from 59.0-65.0%.

The major occurrence of this lithology is an essential part of the central intermediate-mafic unit. It appears that these sediments are intercalated with thin basaltic flows.

Alteration zones

Drilling, trenching and mapping at surface has outlined a type of lithology characterized by medium- to coarse-grained minerals such as magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases as well. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This massive unit commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages. This mineral assemblage is reminiscent of a hydrothermal alteration pipe underlying volcanogenic massive sulphides that was metamorphosed to high-grade facies. These altered rocks are found adjacent to lenses 16-17, 08, 09-25, 43, 44 and 201. The magnesium content of rocks in the alteration zones is typically higher than 10%. The Spirit showing alteration zone and the alteration zone on the Ishikawa grid (drillholes CN-07-081) are characterized by the presence of silicified zones that are associated with a high content in garnet and sillimanite that also present disseminated sulphides.

Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and laminated aspect. The thickness of individual layer ranges from the millimetre to centimetre-scale. The most common type of sulphide is pyrite. Pyrrhotite is also present but chalcopyrite, sphalerite and galena never form significant quantities. Besides quartz, plagioclase and biotite are also present as silicate phases. When the content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses that are as yet untested at depth. A good example of this type of lithology was observed in drillholes CN-07-070 where a massive sulphide intersection consisting almost solely of pyrite and pyrrhotite occurs 60 meters over a strongly mineralized intersection. Another example of this type of lithology was noted within drillholes CN-07-081 where 3-4 meters of massive sulphides were intersected. This interval consists of pyrite and pyrrhotite and is interpreted to be an exhalite.

Lenses of semi-massive to massive sulphides

Six significantly mineralized lenses are reported in the Main Grid Sector. They include lens 16-17, lenses 08, 09-25 and lens 43, 44 and 201. Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or as fine grains. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the least common of the major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other massive sulphide lenses are present on the property in the Spirit Area where massive zones containing sphalerite, chalcopyrite, pyrrhotite, pyrite, magnetite and galena are found at surface and in drillhole intersections such as CN-08-148.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are notable for their abundant migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in the main grid area escaped this extreme partial melting despite mineralogical evidence that they were metamorphosed to the upper amphibolite facies. Such evidence includes the presence of sillimanite, and that of orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock that crosscuts the massive sulphide lens contains sulphides (including chalcopyrite) interstitial to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

White to pink pegmatites are common throughout the stratigraphic package. They are ubiquitously massive and crosscut all types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

Thin mafic sills were intersected locally in the vicinity of the lens 08 and 9-25 but their irregular and local distribution makes them difficult to interpret.

Several drillholes showed that the volcano-sedimentary package in the Ishikawa and the Spirit grid are strongly affected by partial melting. Between 5 and 25% leucosomes are observed in the rocks from these areas.

ITEM 10 DEPOSIT TYPE

The overall context of the Coulon JV project is comparable with that of a VMS-type setting and presents a very good potential for new base metal discoveries along the 20 kilometre strike length of favourable stratigraphy. Known iron formation occurrences are also prospective for gold.

Exploration work done since 2003 by Virginia Mines in the area has been successful in finding several highly mineralized samples typical of VMS-related deposits. Prospecting and mapping on the main grid area identified the mineralization style and the main lithologies, and confirmed that the geological context and the metamorphic grade and the alteration are similar with those of economic VMS deposits such as Geco in Ontario, Canada and Pyhasalmi in Finland. Drilling has revealed the presence of economic Zn-Cu-Pb-Ag grades that extend the favorable VMS stratigraphy over a strike length of 20 kilometers.

Besides traditional prospecting, Infinitem, mag and max-min geophysical surveys also proved to be excellent tools to outline the VMS-related deposits since massive sulphide lenses are associated with significant geophysical anomalies (conductor or high magnetic anomaly) hosted by non-conductive and non-magnetic rocks.

ITEM 11 MINERALIZATION

This section describes mineralized zones encountered in 2008 during prospecting and drilling operations. New mineralized zones and extensions identified during drilling are presented on sections attached to this report and the results are presented in section 12 for surface and in section 13 for drilling. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 6.

11.1 Lens 08 and 9-25

Lens 08 and 9-25 are located 16 kilometers NNW of the Coulon Camp, 22 kilometers directly to the North of the Laforge-2 power station and 27 kilometers to the North of the Fontanges Airport.

The interpretation of lens 08 has been modified due to new relevant information provided by drillholes completed during 2008. Drilling of deeper and of sub-vertical drillholes coupled with geochemical interpretation of the data by Vital Pearson (see Item 20 in the current report) allow a better understanding of the geometry and the structure of lenses 08 and 9-25.

It is now established that lens 08 and 9-25 lie within a synform fold oriented North-South that presents a shallow plunge toward south. In fact, mineralized intersections drilled prior to 2007 in the vertical portion of lens 08 and 9-25 now constitute the East flank of this synform. For the purpose of this report, drill intersections from the hinge zone within lens 08 and lens 9-25 will be named lens 08 H and 9-25 H (H standing for Hinge) while those from the East Flank (EF) of the synform will be treated as 08 EF and 9-25 EF.

Lens 08 extends laterally from section 17+00N to section 21+00N and from surface to a vertical depth of 700 meters. The hinge zone portion (lens 08 H) extends from section 17+60N to 21+50N and over 280 meters in an E-W direction.

Lens 9-25 extends from section 18+00N to section 21+25N to a vertical depth of 700 meters. The lens does not reach the surface and has 600 meters of vertical extension. The hinge portion of the lens 9-25 (H) is very narrow. It is present from section 21+00N to 21+50N and extends over 180 meters toward west.

Both lenses share the geometry of vertically elongated spoons, relatively coplanar to each other but mutually separated by a body of mafic to felsic rock a hundred meter thick. The spoon shape results from folding.

The west flank of this fold is not actually well known or tested since there is no outcrop exposure at surface and only drillholes CN-08-204 and CN-08-216 tested this flank. The synform presents a plunge toward south and could be refolded by a second generation fold to the north where lens 9-25 and 08 are closing toward West. This possibility would explain the reason why drillhole CN-08-168 remained within the felsic volcanic unit. While the geometry of lens 9-25 is relatively simple, lens 08 features duplication of the ore horizon in the central part. This is explained by an intraformational "S-Shaped" fold having a sub-vertical axis with a decametric short limb. It would explain the repetition of mineralization within lens 08 EF envelope.

Mineralization from lens 08 EF occurs at or very close to the contact between a thin felsic volcanic horizon to the West and mafic volcanic rock to the East. Note that the same relationship is present for the lens 08 H that occur at contact between felsic rocks and underlying mafic volcanic rock. Lens 9-25 EF and H occurs at the contact between mafic volcanic rock to the West and felsic volcanic rock to the East. The lens 08 EF is located ± 100m to the west of the lens 9-25 EF while lens 08 H is located ± 100m above lens 9-25 H. Most of the mineralized zones are associated with Mg-rich or Si-Rich alteration halo even if some mineralized intersects did not present any visible alteration.

Drilling of CN-08-166, CN-08-176, CN-08-177B, CN-08-184C, CN-08-190, CN-08-196, CN-08-208, CN-08-212 and CN-08-214 demonstrated that the hinge zone of the synform is sub-horizontal and localized at vertical depth of 700 meters. It also demonstrated the shallow plunging of the synform toward south. The sub-horizontal portion of the hinge zone stretched over a distance that varies from 250m to 350m. Drillholes CN-07-073 and CN-08-139 were drilled underneath the sub-horizontal hinge of the synform, remained in the felsic rock package and never reached mineralization or mafic units.

Drillholes CN-08-149 and CN-08-168 also allow a better understanding of the geometry of the deposit and especially of lens 9-25. Drillhole CN-08-149 intersected several massive sulphide horizons from 795 meters to 947 meters corresponding to lens 9-25 EF and lens 9-25 H. This drillhole intersected the hinge zone of the synform and possibly the north hinge of a second generation fold closing toward north.

Best results from 2008 drilling campaign from lens 08EF were obtained from drillhole CN-08-175 that returned values of **11.54% Zn and 1.24% Cu over 9.50 meters** from 438.70 meters to 448.20 meters. Values of **5.86% Zn and 1.13% Cu over 9.20 meters** were obtained from drillholes CN-08-176 in lens 08H from 753.40 to 762.60 meters.

Results of **1.99% Zn and 4.43% Cu over 10.15 meters** constitute the best results coming from lens 9-25EF during the 2008 drilling campaign. These results come from drillholes CN-07-120. Best values returned by lens 9-25H come from drillhole CN-08-149 that returned values of **7.15% Zn and 0.77% Cu over 7.45 meters.**

11.2 Lens 44

Lens 44 is located 250m to the South of lenses 08 and 9-25. In the South part of lens 44, mineralization occurs at the contact between felsic volcanic rocks and mafic volcanic rocks but as we move toward north, the mineralization is often hosted within mafic volcanic rocks. This situation suggests that faulting occurs within the package but the evidence of such process is masked by the metamorphic recrystallization that affected the entire package. Mg-rich and Si-rich alteration zone haloes characterized the mineralization.

Drilling over this lens in 2008 did not allow any significant extension of the mineralization but rather encountered magnesium-rich alteration and siliceous alteration zones. Geochemical interpretation of the data, collected systematically in drillcore, allows a better understanding of the geometry of the mineralized lens. It is interpreted that an "S-shaped" fold with sub-horizontal axis (looking North in section) affects lens 44. This folding augments the ore quality since it increase the thickness of the body.

Lens 08 extends 400 meters laterally from section 11+50N to section 15+50N and 500 meters vertical. Drillhole CN-08-128 returned values of **0.03% Zn and 2.25% Cu over 1.00 meter** from 149.00 meters to 150.00 meters. The best intersection obtained to date from lens 44 remains from drillhole CN-07-092 which returned values of **12.51% Zn and 0.48% Cu over 15.70 meters.**

11.3 Lens 43

Lens 43 is located 1.5 kilometers SW of lenses 08 and 9-25. Drilling performed over lens 43 during 2008 essentially had the objective of extending the lens near surface and at depth. Lithogeochemical information was of help in the interpretation of the geology and the structure of this area (see Item 20 for more details).

The lens 43 appears to be located within a sub-vertical fold hinge, opened toward the SW. Felsic volcanic rocks occupy the center of this fold and are surrounded by low titanium basalts and andesites. It now appears that lens 43 is subdivided into three sub-parallel lenses named Lens 43 North, Center and South. All lenses are oriented SSW and dip steeply toward East. Lens 43 north occurs on the south-east flank of the fold at the contact between the felsic volcanic rock in the core of the fold and the low-titanium basalts surrounding it (see geochemistry section 20). It is oval in shape with a mean diameter of 200 meters. The known extend of 43-North (43-N) is limited but still open in some directions. Lens 43-Center (43-C) occurs on to the east of the previously-mentioned low-titanium basalt and is interpreted as a platy body (500m x 100m x 2m) lying in a N030/80 plane. The long axis of this lens plunges at 30-40 degrees toward the SW. Finally lens 43-South (43-S) represents a small oval-shaped body occurring on the eastern contact of the andesite. It is the smallest lens but remains poorly-defined. So far, lens 43-Center is the most extensive of the three. Drilling performed during 2008 did not extend lens 43-Centre even if a few interesting results came out of that lens.

Drillhole CN-08-186 returned values of **0.19% Zn and 1.04% Cu over 2.00 meters** from 244.25 meters to 246.25 meters. Best results obtained from lens 43 remained from drillhole CN-07-084 that returned values of **4.47% Zn and 1.24% Cu over 5.80 meters.** There is still potential for extension of this lens along plunge at depth.

11.4 Lens 16-17

Lens 16-17 is located 1 kilometre SSE of lens 44. It is oriented NS and dips toward the West at 60 degrees. Mineralization in this lens occurs within felsic volcanic rock for the most part and also at the contact between felsic volcanic rock to the west and mafic volcanic rock to the east. It is associated with an impressive magnesium-rich alteration halo.

A few drillholes were done in 2008 to test the extension at depth of lens 16-17 and also to explore the possible lateral extension toward the Jessica alteration zone located to the southwest. CN-08-170 intercepted massive mineralization from 301.35m to 302.50m that returned values of **6.63% Zn and 0.14% Cu over 1.15 meters.** Drilling of a few holes at depth confirm the 60° dipping of the lens toward the west. Drilling between lens 16-17 and the Jessica alteration zone did not outline any significant mineralization. The fertile felsic-mafic contact in this gap was intercepted but was unaltered and unmineralized within drillholes CN-08-172 and CN-08-174. There is no extension of lens 16-17 toward the west based on these two drillholes. Lens 16-17 extends laterally over 150 meters from section 3+00N to section 4+50N and vertically from surface to a depth of 110 meters.

11.5 Spirit Lens

The Spirit lens is located 8 kilometres WNW of lenses 08 and 9-25. It is oriented N315 and presents a shallow dip toward East (30-40°). Only a few drillholes were performed during 2007 and additional drilling was performed during 2008 to extend the lens. As a result, the Spirit lens now extends laterally over 350 meters and to a vertical depth of 220 meters (representing 300m along dip). Mineralization occurs at the contact between mafic volcanic rock to the west and felsic rock to the east and seems to be associated with pegmatite veins derived from partial melting. Mineralization remains narrow (± 2 meters) but the grades are high. Best results obtained during 2008 came from drillhole CN-08-156 that returned significant values of **14.01% Zn and 1.01% Cu over 3.25 meters.** Drillholes CN-08-152 also returned values of **11.44% Zn and 1.10% Cu, over 2.60 meters** but the presence of zinc-rich spinel (gahnite) could explain a significant portion of zinc content within the interval. The Spirit lens contains gahnite in a few mineralized intersections. Alteration halos do not characterize the Spirit lens.

11.6 Lens 201

Lens 201 is located 2.7 kilometers SSW of lens 43 and seems to be on strike with the geology and the magnetic signature of the lens. Lens 201 was discovered during the drilling of a weak ground Infinitem anomaly. The lens is oriented NS and is believed to dip steeply toward west. The lens can be followed over 175 meters along strike and extends over 100m vertically. The first drillhole performed in the area, CN-08-193, intersected an alteration zone with disseminated chalcopyrite from 183.00 meters to 188.55 meters. This result justified additional drilling. Subsequent drillhole CN-08-201 intersected significant mineralization from 322.90 meters to 324.95 meters that returned values of **3.71% Zn and 1.83% Cu over 2.05 meters.** Mineralization occurs at the contact between sillimanite-rich felsic gneiss and mafic gneiss which is interpreted to represent the same mafic-felsic contact that occurs at the previously-known lenses. Also, a few gold values were obtained from pyrrhotite and chalcopyrite stringers zone hosted within felsic rocks interpreted as rhyolites (see table 17). Best values from lens 201 were obtained from drillhole CN-08-210 with values of **4.19% Zn and 2.70% Cu over 2.30 meters** from 400.70 meters to 403.00 meters. Lens 201 is still open at depth and laterally.

ITEM 12 EXPLORATION WORK

In addition to drilling, 2008 activities included 494 km of grid line cutting and geophysical surveys such as ground Infinitem (285 km), borehole Infinitem (53 drillholes) , and ground magnetic survey (497.7 km). Geophysical work was done in several phases from January through November 2008. Data from the Infinitem geophysical surveys (surface and borehole) and the mag surveys was collected and interpreted by personnel from Abitibi Géophysique Inc. (Malo-Lalande, December 2008). Grid line cutting was also contracted through Abitibi Geophysique Inc. The interpretation of magnetic data was done by consulting geophysicist Marc Boivin from MBGeosolutions (Boivin, November 2008).

Prospecting and mapping were undertaken from May 30th to October 1st by Alexis Ross-Gauthier, Pascal Simard, trainee geological engineers, and by geological assistants Guillaume Tremblay, Josée-Anne Lévesque, Philippe Morin, Catherine Savoie, François Lafontaine, Jean-François Grenier, helped by geological technicians Alexandre Martel, Xavier Primeau and Alexandre Hamel Stronikowski, all from Virginia Mines Inc. A total of 483 man-days were spent on the property. During this period, 1052 outcrops and 627 boulders were described and 1025 samples were collected for assays. Supervision of the 2008 fieldwork was assured by Mathieu Savard, Isabelle Roy and Jérôme Lavoie, project geologists for Virginia Mines Inc.

The transportation during the different work phases was provided by an Astar 350 BA supplied by Canadian Helicopters Inc. from Radisson.

A general map for a broader view (see figure 5) shows all the detailed work areas (in red) within larger map areas (in black).

12.1 Pitaval Area

The Pitaval area includes 3 small areas named "A", "B" and "C" area. These areas are located north of the Coulon JV property approximately 20 kilometers north of the Spirit showing (see figures 6 and 7).

"A" Area

This sector was prospected to retrace the source of a metasedimentary boulder that had returned values of 12 g/t Au, 5.4 g/t Au and 1.5 g/t Au in an earlier exploration campaign. The main lithology observed on the area is felsic intrusive rock. A metasedimentary outcrop (PS-CN-08-146) composed of quartz, plagioclase and biotite and an amphibolite outcrop (PS-CN-08-150) containing hornblende, plagioclase and quartz interpreted as an andesitic rock are among the other lithologies encountered. One metasedimentary boulder (GT-CN-08-148) was found in the extreme east of the area and returned 0.86 g/t Au (sample #127651). Its description is similar to the gold-bearing boulder previously discovered in the Pitaval sector. It is composed of quartz, plagioclase, biotite, graphite and sericite, is slightly magnetic and mineralization is composed of disseminated pyrite and pyrrhotite. In this area, four VTEM conductors were tested and none of them were explained.

Table 2: Values obtained from the "A" area in 2008.

Sample #	Zone UTM	UTM Est Nad83	UTM Nord Nad83	Cu %	Zn %	Pb %	Au g/t	Ag g/t
127651	19	335 191	6 098 522	0,01	0,01	-	0,86	1,10

"B" Area

The main objective in the "B" area was the same as that of the "A" area which was to find the source of an altered metasedimentary boulder that returned significant gold values. This area was characterized by the presence of amphibolites composed of amphibole, plagioclase and quartz. Theses amphibolites were interpreted as mafic volcanic rocks such as basalt. In the eastern part of the area, mafic volcanic rocks were locally mineralized with disseminated pyrite, pyrrhotite and traces of chalcopyrite. The mineralization also occurred in millimeter-scale veinlets. Two orthogneiss outcrops were observed in the southwestern part of this area. One was interpreted as granite (CS-CN-08-002) and the other as silicified rhyolite (JAL-CN-08-133) composed of quartz, plagioclase, K-feldspar and calcite. Traces of pyrite, pyrrhotite and chalcopyrite occur disseminated within the rhyolite. The schistosity varies locally from N215 to N240. One VTEM conductor was tested but not explained. No significant values were returned from this area.

"C" Area

Prospecting over the "C" area was motivated by the presence of a VTEM anomaly located on the eastern part of the area. Poor outcrop exposure within the area limited prospecting. Tonalitic to granitic gneisses constitute the main lithology encountered in this area. Most of the intrusions are coarse grained and have massive and homogeneous texture. Locally partial melting, characterized by pegmatite injections, is observed in outcrops. The VTEM anomaly was not explained by prospecting.

12.2 North Spirit Area

Three areas are enclosed within the North Spirit area: “D”, “E” and “T”. It is located approximately 10 kilometers north of the Spirit showing (see figures 8 and 9).

“D” Area

This area has 5 VTEM conductors, none of which were explained. No outcrops were observed in this area due to the extensive overburden cover. Several boulders were sampled but none of them returned significant values.

“E” Area

A total of 16 VTEM conductors were prospected on the "E" area. Most of the conductors could not be explained due to lack of outcrop in the south part of the area. Dominant lithologies in the sector include greenish-grey banded iron formations, felsic orthogneisses and paragneisses. In the eastern part of the area two outcrops of iron formation (JAL-CN-08-093 and JAL-CN-08-095) composed of quartz, amphiboles, plagioclase, biotite, graphite and garnets were encountered. One of them was locally conductive (JAL-CN-08-093) because of the presence of graphite within the iron formation. Disseminated pyrite with graphite characterized that iron formation. However, no values came out from that lithology.

Paragneiss composed of quartz, biotite, plagioclase, garnet, graphite and mineralized with pyrrhotite, pyrite and traces of chalcopyrite were also outlined in the area. The presence of graphite within the paragneiss (JAL-CN-08-100) explained conductors in the area. Felsic intrusive gneisses of granitic composition constituted the other lithologies observed in the area. No significant values came out from that outcrop.

“T” Area

This area is located just north of the Spirit grid and was prospected to explain all the VTEM anomalies and the high magnetism anomaly reported by the airborne survey. Of the anomalies that were explained, iron formations were the cause. These iron formations are clearly reflected in the high magnetic signature.

The main lithology encountered was the felsic intrusive rocks locally presenting partial melting. Iron formations were the second most observed rock within this area. Most of them presented silicate-rich facies with hornblende, quartz, grunerite, garnet and biotite. Others were oxide-rich facies and composed of quartz, hornblende, magnetite and biotite. Disseminated pyrite and pyrrhotite is associated with the iron formation and constitute the conductors that produce the VTEM anomalies. Amphibolite occurrences interpreted as basalt are composed of amphibole, plagioclase and biotite and contain traces of disseminated pyrite and pyrrhotite. Intermediate metasedimentary rocks occur along the iron formations and are composed of quartz, plagioclase and biotite. Minor quantities of garnet and amphibole are present but no mineralization was found. Biotite schist (GT-CN-08-257) was observed near iron formations and is mainly composed of biotite with minor quartz and chlorite and disseminated pyrrhotite. Diorite (JL-CN-08-016) and tectonite (JL-CN-08-026) outcrops were observed also in the extreme south of the area. The tectonite is composed of plagioclase, hornblende, quartz and biotite and contains 20% amphibolite fragments.

Table 3 reports gold values obtained from an iron formation boulder collected in this area (sample #127789 for **6.32 g/t Au**).None of the iron formation outcrop returned significant gold values. Structural measurements indicate that the lithology follows the magnetic in this area.

Table 3: Values obtained from the "T" area in 2008.

Sample #	Zone UTM	UTM Est Nad83	UTM Nord Nad83	Cu %	Zn %	Pb %	Au g/t	Ag g/t
127789	19	344 328	6 086 484	0,01	0,01	-	6,32	0,40

12.3 Spirit, Ishikawa and Tension Area

This area includes "F", "G", "H" and "J" area. It is located near the Spirit showing ("F" area) and its surroundings ("G", "H" and "J" areas) (see figures 10, 11 and 12).

"F" Area

The Spirit showing, located in the "F" area, was prospected to outline felsic volcanic rocks and to explain several VTEM conductors. The two principal lithologies observed on this area are felsic intrusive rocks and orthogneiss. The latter unit was observed along a 2-kilometer-long ENE corridor and interpreted as the lithology that constitutes the core of a large antiform fold whose presence is suggested by the magnetic and structural measurements. These two units composed of quartz, plagioclase, biotite, and sillimanite and garnet porphyroblasts, are interpreted as the favorable volcaniclastic unit. An alteration zone occurrence (JAL-CN-08-017) was discovered at the extreme west of the orthogneiss corridor and has been interpreted as alteration of the volcaniclastic unit. Its mineralogy is mainly composed of anthophyllite with lesser quartz, biotite, plagioclase and K-feldspar. Furthermore, an amphibolite occurrence (JAL-CN-08-001) composed of amphibole, quartz, plagioclase and biotite was found in the extreme northeast of the Spirit showing. No significant values were returned from these samples.

Table 4 shows 2 boulders that returned respectively **1.90 g/t Au** (sample #127637) and **0.25 g/t Au** (sample #128951). The first (# 127637) constitutes silicified iron formation composed of quartz, amphibole, biotite and graphite with disseminated pyrite and pyrrhotite. The second (# 128951) is a paragneiss composed of quartz, plagioclase, biotite and amphibole with disseminated pyrrhotite. None of the tested VTEM conductors in the area were explained by prospecting.

Table 4: Values obtained from the "F" area in 2008.

Sample #	Zone UTM	UTM Est Nad83	UTM Nord Nad83	Cu %	Zn %	Pb %	Au g/t	Ag g/t
127637	19	342 857	6 077 409	0,02	0,02	-	1,90	0,70
128951	19	345 196	6 076 130	0,02	0,03	-	0,25	0,40

"G" Area

This area, located 7 kilometers SSW of the Spirit showing, does not have many outcrops. The north of the sector is characterized by the presence of felsic orthogneiss interpreted as granite and tonalite gneisses. Paragneiss constitutes the other dominant lithology in the area. The protolith is interpreted as a wacke composed of quartz, plagioclase, biotite and traces of amphibole. No mineralization was encountered in these wackes. A total of 14 VTEM anomalies were tested and none of them were explained.

"H" Area

This area is located directly to the south of the Spirit showing. The main objective of prospecting this area was to explain a few VTEM conductors. The dominant unit is the felsic intrusive rocks (generally orthogneiss). Paragneiss, composed of quartz, plagioclase, biotite and locally amphibole, is omnipresent in the sector. Orthogneiss interpreted as a volcaniclastic unit composed of quartz, biotite, plagioclase and sillimanite porphyroblasts is concentrated within the northern part of the sector; some outcrops of this lithology were also observed locally further to the south. Amphibolite outcrops, composed of amphiboles, magnetite, biotite, olivine and pyroxene and interpreted as ultramafic (AG-CN-08-028, AG-CN-08-029, PS-CN-08-105), were encountered at the extreme south-west of the area. Mafic intrusive outcrops (PS-CN-08-088, PS-CN-08-106, AG-CN-08-041), composed of amphibole, plagioclase, quartz, K-feldspar and magnetite, were also observed near the ultramafic outcrops but no polarity could be established since no contact was exposed.

Two iron formation outcrops (AG-CN-08-104, AG-CN-08-103) were observed in the area and were composed of amphibole (hornblende and grunerite), magnetite, quartz and biotite. The main schistosity is N150/N330 and is characteristic of this area.

Table 5 presents one outcrop (#127513) and 9 boulder samples (#127192, 127225, 127412, 127433, 127512, 127572, 127654, 127698 and 127809) that returned significant values. The mineralized outcrop (AG-CN-08-102) is tonalitic gneiss composed of plagioclase, quartz, biotite and K-feldspar with 30% partial melting containing disseminated pyrite. Values **1.52% Zn and 0.26% Cu** from grab sample were obtained from that outcrop. No follow-up was done on this outcrop and several tonalitic gneisses were encountered surrounding this outcrop but were not sampled.

The mineralized boulders can be split in two categories: the gold-bearing boulders and the base metals-bearing boulders. Gold-bearing boulders are made up of silicate-rich iron formation composed of amphibole, quartz, magnetite, biotite and graphite with disseminated pyrite, pyrrhotite and locally arsenopyrite.

Furthermore a few magnesian alteration zone units (127572 and 127412) with well-developed acicular amphiboles and disseminated pyrite, pyrrhotite and chalcopyrite returned anomalous values for gold. The base metal-bearing boulders (127654, 127433 and 127225) are constituted of alteration zones that present wide variations of mineralization and mineral percentages. However, all of these boulders are located in the former Ishikawa boulder field (Savard et Al, 2008). One VTEM conductor was explained by the presence of a silicate-altered iron formation outcrop located 100 meters west of that conductor.

Table 5: Values obtained from the "H" area in 2008.

Sample #	Zone UTM	UTM Est Nad83	UTM Nord Nad83	Cu %	Zn %	Pb %	Au g/t	Ag g/t
127192	19	343 420	6 067 795	1,07	0,40	-	0,15	6,20
127225	19	342 419	6 071 025	0,38	0,59	0,27	-	43,10

127412	19	342 410	6 070 738	0,53	0,04	0,03	0,57	16,30
127433	19	342 916	6 070 918	0,12	9,54	0,05	0,08	15,90
127512	19	342 041	6 071 565	0,94	0,09	-	0,25	11,00
127513	19	342 217	6 071 605	0,26	1,52	-	0,04	0,80
127572	19	344 413	6 071 508	0,84	0,01	-	0,45	7,80
127654	19	344 284	6 071 283	0,52	6,09	0,46	0,14	28,90
127698	19	344 225	6 073 986	0,01	0,01	-	0,37	0,20
127809	19	341 160	6 073 976	0,01	0,02	-	0,29	0,90

"J" area

Located 6 kilometers SSW of the main lenses, the "J" area is characterized by the same lithologies encountered on the main Grid. The dominant lithologies of this sector include sillimanite gneiss, felsic orthogneiss interpreted as rhyolite, altered rock and mafic volcanic. The sillimanite bearing gneiss (JL-CN-08-040 to JL-CN-08-042, PS-CN-08-319) contains quartz, plagioclase, biotite, sillimanite porphyroblasts and sericite.

Altered rocks (JL-CN-08-048, JL-CN-08-051, XPP-CN-08-068) described in the «J» area are mainly composed of plagioclase, biotite, hornblende, kyanite, magnetite, quartz, anthophyllite and present a moderate magnesian and aluminous alteration. The magnesian alteration is characterized by the presence of medium- to coarse-grained acicular anthophyllite and biotite. Fabric developed within biotite imparts a schistose to foliated texture to the rock. Anthophyllite occurs rarely in the unit whereas kyanite can reach 5 to 7 %. These two minerals are characteristic of the alteration zone outlined by mapping and drilling on the main grid. The other units described in the "J" area are mafic volcanic rocks interpreted as andesite. These andesites are composed of plagioclase, hornblende, biotite, quartz and magnetite which occur in porphyroblastic texture. No significant values were obtained from that area.

12.4 East Area

The East Area includes the "I" and "U" areas (see figures 13A, 13B, 14A and 14B). It is located in the neighborhood of the main lens site. Much information was obtained from the "I" area and this is shown on a separated inset (see figure 13B and 14B).

"I" area

The "I" area is located 3 kilometers NE of lens 08. The main objective in this area was to establish its geological context. Several units were observed in the area. Two types of iron formations were described from this sector: a silicate iron formation (PM-CN-08-123) composed of amphibole, quartz, biotite, magnetite and graphite and a sulphide-rich iron formation (PM-CN-08-149) composed of pyrite, amphibole, quartz, plagioclase and pyrrhotite with traces of arsenopyrite and chalcopyrite. The former is usually banded and cherty and the mineralization occurs as disseminations associated with the quartz veins while the mineralization in the latter is associated with banded sulphides.

A total of 11 VTEM anomalies were explained by iron formations. One conductor was explained by a sulphide-rich iron formation (PM-CN-08-094) characterized by a semi-massive mineralization composed of 40 % pyrrhotite and traces of pyrite while the other VTEM

anomalies are explained by disseminated mineralization composed of pyrite and pyrrhotite hosted by a silicate-altered iron formation. The others dominant lithologies in the sector are quartzo-feldspathic gneisses (PM-CN-08-121, GT-CN-08-363), felsic intrusion and medium- to dark-green orthogneisses. The latter are interpreted as intermediate to mafic volcanic rocks such as andesite (AG-CN-08-314) and basalt (JAL-CN-08-151). Quartzo-feldspathic gneiss is considered to have been wacke or arenite. This paragneiss is composed of plagioclase, quartz, biotite, amphibole and traces of magnetite and graphite. Traces of disseminated pyrite, pyrrhotite and arsenopyrite characterized these metasedimentary units. The mafic volcanics are composed of amphiboles, plagioclase, biotite, quartz and traces of garnets. Sulphides are rare within this unit and occur as disseminated pyrite and pyrrhotite.
Based on the magnetic airborne survey and on structural measurements, the area is characterized by the presence of a fold oriented NS. The iron formation magnetic signature seems to confirm this hypothesis. To the south of the area, a sub-angular boulder of tonalite returned significant values in zinc and copper (sample #127860 **1.27 % Zn and 0.18 % Cu**). This boulder (PM-CN-08-088) is composed of quartz, plagioclase, biotite, muscovite and graphite and contains 2% pyrite and 1% disseminated pyrrhotite. Fifty meters SSE of this boulder, another boulder of tonalite returned **0.19 % Zn**.

Table 6: Values obtained from the "I" area in 2008.

Sample #	Zone UTM	UTM Est Nad83	UTM Nord Nad83	Cu %	Zn %	Pb %	Au g/t	Ag g/t
127860	19	354 221	6 074 362	0,18	1,27	-	0,01	3,40

"U" Area

This area is located 6 kilometers southeast of the main grid. The main lithology described in this area is iron formation. Three VTEM anomalies were explained by iron formation. These iron formations are mainly composed of quartz, plagioclase, amphibole and traces of calcite and graphite and mineralized in pyrite, pyrrhotite and arsenopyrite. Pyrite varies from 10% to 20% in some outcrops, although 3-5 % is usually present with local traces of arsenopyrite. Mineralization occurs as disseminations or as millimeter-scale stringers. Furthermore, a felsic volcaniclastic outcrop (PS-CN-08-283) was outlined 200 meters WSW of an anomaly. This felsic volcaniclastic rock was interpreted as sillimanite-bearing gneiss composed mainly of quartz, plagioclase, sillimanite, biotite and epidote. This outcrop contains disseminated mineralization composed of pyrrhotite and pyrite. No chalcopyrite was observed in this outcrop but the presence of traces of malachite was noticed. Paragneiss composed of quartz, plagioclase and biotite and mineralized in pyrite and pyrrhotite was also observed in the area. Traces of molybdenite were seen in one outcrop (JAL-CN-08-257). Biotite schist occurrences (PS-CN-08-290 and PS-CN-08-291) in contact with paragneisses were locally observed. Finally, mafic volcanic rocks were described. These outcrops (PS-CN-08-293 and PS-CN-08-292) were interpreted as basalt composed of amphibole, quartz and plagioclase. The main schistosity varies between N340 to N355 over a distance of 2 kilometers, which constitutes the east flank of the synform. These structural measurements were made mainly from paragneiss and iron formation outcrops. No interesting value was return from this area.

12.5 South-West Area

The South-West Area (see figures 15 and 16) includes 3 smaller areas: "K", "L" and "M". It is located approximately 15 kilometers south of the Spirit showing.

"K" area
Main lithologies in this area include migmatite, felsic intrusions, iron formations, paragneisses and amphibolites. In the southern part of the area, oxide-rich iron formations (AG-CN-08-019, JAL-CN-08-061) containing hornblende, quartz, magnetite, plagioclase and biotite were described. The mineralization, found in traces, is composed of pyrrhotite and pyrite. A conductive outcrop (PS-CN-08-070) of oxidized iron formation is also present in the center of the "K" area. We can also notice the presence of tonalitic and granitic gneisses presenting partial melting that indicated high metamorphism gradient. Paragneisses found within the area are mainly composed of quartz, plagioclase, biotite and magnetite. Traces of disseminated pyrite occur in this unit. Finally, amphibolites (GT-CN-08-404, GT-CN-08-405) interpreted as andesites were described in the northern part of the area. Theses amphibolites contain quartz, amphibole, kyanite and magnetite. No values were obtained from this area.

"L" area
The "L" area is located 23 kilometers southwest of the 08 and 9-25 lenses. A total of 3 VTEM anomalies were tested and explained by cultural features in this area. This area is also characterized by the presence of felsic orthogneiss of tonalitic to granitic composition. Locally, these felsic gneisses present high percentage of partial melting and were described as migmatite. Gabbroic rocks (PM-CN-08-141 to PM-CN-08-143) were also described in the southern part of the area. No significant values were returned from this area.

"M" area
The area is located 20 kilometers southwest of the main grid. It was covered to explain the different VTEM anomalies and to prospect for felsic volcaniclastic rocks evidence near these conductors. A total of 6 different lithologies were encountered in this sector. The dominant lithology includes felsic orthogneiss interpreted as metamorphosed granodioritic rocks that are locally migmatized.

In the center of the M area, two VTEM anomalies were explained by the presence of iron formation in contact with gabbroic rocks. These iron formations (JAL-CN-08-036) are moderately to strongly conductive and are composed of amphibole, graphite, quartz, magnetite, biotite and traces of disseminated pyrite. The conductivity of the outcrops is explained by the presence of magnetite and graphite.

Gabbroic rocks described in contact with iron formations (JAL-CN-08-032, JAL-CN-08-031, FL-CN-08-022) are composed of amphibole, plagioclase, pyroxene and magnetite. Furthermore, ultramafic rocks (JAL-CN-08-030, JAL-CN-08-034) composed of amphiboles, pyroxene, olivine, plagioclase and magnetite, were observed. This series of gabbro outcrops explains the high magnetic anomaly on lake's shoreline. Near the gabbro outcrops, paragneisses (GT-CN-08-047, XPP-CN-08-027) composed of quartz, biotite, plagioclase and magnetite were described.

South of the "M" area, 5 VTEM anomalies were tested but not explained. However, near these anomalies, two outcrops of felsic volcaniclastic rock composed of quartz, biotite, sillimanite, garnets and plagioclase were described (GT-CN-08-417, GT-CN-08-418). Mineralization, including traces of pyrite and 1% of pyrrhotite, was observed in this outcrop. Two outcrops located in the same area were interpreted as mafic volcanic rocks.

12.6 Camp Area

This area includes only the "N" area and is located approximately 3 kilometers northeast of the Coulon Camp (see figures 17 and 18).

"N" Area

This area was prospected with the objective of explaining 7 VTEM conductors. Unfortunately none of them were explained due to extensive quaternary cover. Only three granitic to tonalitic intrusions were observed in outcrop in the area. Only one sample was collected but no significant values were obtained from it.

12.7 "O" Area

This area includes only the "O" area (see figures 19 and 20) and is located 22 kilometers west-southwest of the Coulon Camp.

"O" Area

This sector was covered to verify 3 VTEM anomalies and all of them were explained by cultural features. Four lithologies were observed in this area and all of the outcrops were observed along lake shore line. Felsic gneissic intrusion characterized by tonalitic and granitic composition constitutes the main lithology encountered is the area. Two outcrops (PS-CN-08-192, PS-CN-08-197) of paragneiss composed of quartz, plagioclase, biotite and amphibole were outlined and interpreted as wacke-arenite. Rare traces of pyrrhotite were noticed in one of the two outcrops and no significant values were returned from it. Amphibolite (PS-CN-08-194) and diorite (PS-CN-08-198) are among the other lithologies encountered.

12.8 Fontanges Area

This area includes 3 smaller areas namely "P", "Q" and "R" area. The "P" area is located near to the Fontanges airport and "Q" and "R" areas are located to south of it (see figures 21 and 22).

"P" Area

It was covered to explain a dozen VTEM conductors and to verify a few high magnetic anomalies. The area is dominated by three units: felsic intrusions, iron formations and paragneisses. The felsic intrusions have a tonalitic to granitic composition and contain a low percentage of partial melting. The iron formations are silicate-, oxide- or sulphide-rich and are mainly composed of quartz, hornblende, grunerite, graphite, magnetite and biotite. The iron formations contain weakly-disseminated pyrite and pyrrhotite. Paragneiss interpreted as metawacke is composed of quartz, plagioclase and quartz and rarely contains mineralization. An amphibolite outcrop (AG-CN-08-059) was observed SE of the area and was interpreted as a gabbro. Its composition was hornblende, plagioclase, biotite, quartz and magnetite with 10% quartz-plagioclase leucosomes. A grab sample returned **0.29 g/t Au** (sample #127417) from a silicate-altered iron formation composed of amphibole, quartz, garnet and magnetite with disseminated pyrite and pyrrhotite. No other significant value was returned from that area.

Table 7: Values obtained from the "P" area in 2008.

Sample	Zone	UTM Est	UTM Nord	Cu	Zn	Pb	Au	Ag

#	UTM	Nad83	Nad83	%	%	%	g/t	g/t
127417	19	356 955	6 048 542	0,03	0,02	-	0,29	0,20

"Q" Area
The "Q" area is located approximately 4 kilometers south of the Fontanges airport. The main objective of the sector was to explain 7 VTEM anomalies. They were all tested and none of them were explained due to overburden cover. To the west of this area, paragneisses (CS-CN-08-011, PS-CN-08-205, PS-CN-08-200) and gabbros (PS-CN-08-207) outcropped. Paragneisses were interpreted as felsic to intermediate sedimentary rocks.

"R" Area
The "R" area is located 38 kilometers SSE of the main lenses 08, 9-25 and 44. No work was performed on this area. The only VTEM anomaly in this area is located in a lake.

12.9 South Fontanges Area
The South Fontanges area only includes the "S" area and is located approximately 18 kilometers south of the Fontanges airport (see figures 23 and 24).

"S" Area
This area is characterized by three main lithologies constituted by quartzo-feldspathic gneiss, felsic intrusions and amphibolites. The quartzo-feldspathic gneiss, interpreted as arenite and wacke, is composed of biotite, plagioclase and quartz. Three outcrops of paragneiss (JAL-CN-08-176, JAL-CN-08-178, JAL-CN-08-179) mineralized with pyrrhotite (2%) and traces of molybdenite that were followed over 200 meters laterally. They constitute a beep-mat anomaly and consequently explain the VTEM airborne anomaly. The rest of the area is characterized by felsic intrusions of tonalitic and granitic composition. To the south of the area, mafic volcanic rocks were described and interpreted as basalt. These mafic volcanic rocks (JAL-CN-08-186, XPP-CN-08-042) are composed of amphibole, plagioclase and quartz. No significant value was returned from this area.

ITEM 13 DRILLING

The 2008 drilling campaign was undertaken by Chibougamau Diamond Drilling Ltd. from mid-February through mid-October of 2008. Drilling was completed using 3 conventional drill rigs producing NQ core size and one helicopter-transportable rig that produced BQ core size. Drill logs were performed by trainee geologist Jean-Sébastien Gauthier and Francis Chartrand, trainee geological engineers Alexis Ross-Gauthier and Pascal Simard, geologists Louis Grenier and Isabelle Roy, geological engineer Jérôme Lavoie and trainee geological engineer Julie Malenfant-Lepage from Virginia Mines Inc. Geologists Mathieu Savard, Isabelle Roy and Louis Grenier and geological engineer Jérôme Lavoie supervised the drillhole log entries and the drilling operations during the 2008 campaign. Technicians Éva-Roy Vigneault and Paul-Émile Poirier performed the drillcore sampling and technical work such as collar surveying during the 2008 campaign.

During 2008, 102 holes were drilled for a total of 52 557 meters. Out of this total, 4 new holes were drilled and 3 old holes were extended to test lens 44 (3 515 meters) at depth and laterally. A total of 31 new holes were drilled and 9 old holes were extended to delineate lens 08 and 9-25 (25 117 meters). Twelve holes tested the extension of lens 43 (6 657 meters), 14 holes tested the spirit lens and 1 old hole was extended also with this objective (3 293 meters), 9 holes tested the lens 201 (3 336 meters), 4 holes tested the lens 16-17 (1 374 meters), 6 holes tested the Jessica area (2 384 meters), 11 holes tested the Tension NE and South Areas (3 708 meters) and 11 holes tested regional or geophysical targets (3 174 meters).

2008 drilling operations significantly extended lenses 08, 9-25 and the Spirit lens laterally and at depth. They also discovered lens 201. Each item of this section describes the drilling results from various parts of the property. Borehole Infinitem geophysical surveys were also completed in 53 holes. Results of the borehole Infinitem are presented in the report from Abitibi Géophysique Inc. by Malo-Lalande, December 2008.

All the drillholes that were completed in 2008 are summarized in this section. For each lens or area, one table summarizes the drilling information and a second table summarizes the results obtained in the lens and/or area. In most cases, the apparent and true thicknesses of the mineralized intervals are listed. Also, the reader may also find the Specific Gravity (S.G.) in the results column that was obtained by Pycnometry on the sample pulps. The reader can also refer to drill log that described in details each drillholes in appendix 7.

Notice that true thickness measurement reported in table of drilling results were provided from section interpretation.

13.1 Lens 08 and 9-25 drilling results

Drillholes over lens 08 EF and H and over lens 9-25 EF and H are summarized in table 8 below. Detailed drill logs are presented in appendix 8. For drillholes with an asterisk (*), this refers to drillholes prior to 2008 that have been extended or completed during 2008.

During 2008, several drillhole extensions were performed over selected drillholes that had previously cut lens 9-25 and that were drilled toward west. Drillholes **CN-05-026, CN-06-038 and CN-07-060** were extended with the objective to reach lens 08EF (East Flank) level which was achieved. However, lens 08H and 9-25H horizons were not reached by these drillholes. **CN-05-035, CN-07-057 and CN-07-071B** were also extended with the same objective but did pursue their course to reach all the lenses target horizons. Drillhole CN-07-076 extension was planned with the objective to reach lens 08 EF level but the rods became stuck inside the hole during the process and the drillhole was abandoned with most the rods remaining inside the hole.
Drillhole **CN-07-120** is considered as having been extended since it was stopped in December 2007 and resumed in February 2008. It reached all the lenses target horizons. The same situation prevails for drillhole **CN-0-7-123**, it was stopped in December 2007 and resumed in 2008. This drillhole reached lens 08 EF and 08 H horizons but did not reach lens 9-25 H horizon.

Drillholes **CN-08-138D, CN-08-144, CN-08-145C, CN-08-149 and CN-08-150B** were all drilled towards the west with the objective of testing the four mineralized horizons (lens 08 EF, 9-25 EF, 08H and 9-25H horizons). Drillhole **CN-08-138A, CN-08-138B, CN-08-138C, CN-08-145A, CN-08-145B, CN-08-150B** were stopped due to excessive deviation. Drillholes **CN-08-139 and CN-08-168** were performed respectively under and to the north of the mineralized envelope that contains lenses but they did not reach any mineralized horizon and are therefore excluded from longitudinal sections.

Drillholes **CN-08-166, CN-08-175, CN-08-176, CN-08-177B, CN-08-184C, CN-08-185, CN-08-190, CN-08-208, CN-08-212 and CN-08-214** were drilled steeply towards the east to test lens 08H and 9-25H at depth. Drillholes **CN-08-196 and CN-08-204** were drilled a steep angle towards the west to test the extension of the mineralization of lens 08H and 9-25H. Both drillholes **CN-08-206 and CN-08-209** were drilled towards the WNW and NW to test the continuity of mineralization of lens 08H between drillholes CN-05-035 and CN-08-196. Drillholes **CN-08-195** was drilled towards the NE to test the continuity between mineralization outlined within drillhole CN-05-035 and the mineralization observed within drillholes CN-06-036.

Table 8. General information on 2008 drillholes performed on the lenses 08 EF & H and 9-25 EF & H.

Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-05-026*	263	-62	873	507.30	2000	1325	423.00	873.00	450.00
CN-05-035*	272	-62	1050	504.10	2050	1300	396.00	1050.00	654.00
CN-06-038*	270	-60	735	511.70	1900	1400	638.00	735.00	97.00
CN-07-057*	264	-62	1179	510.50	1975	1415	573.00	840.00	267.00
CN-07-060*	267	-58	948	513.70	1825	1467	606.00	948.00	342.00
CN-07-071B*	265	-64	1071	512.00	1982	1482	690.00	1071.00	381.00
CN-07-076*	266	-60	756	514.10	1748	1470	699.00	756.00	57.00
CN-07-120*	265	-63	1023	508.10	2025	1490	600.00	1023.00	423.00
CN-07-123*	262	-62	1028	506.70	2025	1420	864.00	1028.00	164.00
CN-08-138A	263	-64	108	502.50	2100	1425	0.00	108.00	108.00
CN-08-138B	266	-64	78	502.50	2100	1425	0.00	78.00	78.00
CN-08-138C	267	-64	26.8	502.50	2100	1425	0.00	27.00	27.00
CN-08-138D	267	-64	1077	502.50	2100	1425	0.00	1077.00	1077.00
CN-08-139	266	-65	921	513.30	1914	1515	0.00	921.00	921.00
CN-08-144	265	-64	1276	505.89	2050	1450	0.00	1276.00	1276.00
CN-08-145A	268	-60	21	503.00	2075	1350	0.00	21.00	21.00
CN-08-145B	268	-60	24	503.00	2075	1350	0.00	24.00	24.00
CN-08-145C	268	-60	984	502.29	2075	1350	0.00	984.00	984.00
CN-08-149	265	-64	1060	502.67	2165	1470	0.00	1060.00	1060.00
CN-08-150A	267	-58	57	511.00	1772	1405	0.00	57.00	57.00
CN-08-150B	267	-58	1242	511.00	1772	1405	0.00	1242.00	1242.00
CN-08-166	86	-75	955	508.27	1818.5	578	0.00	955.00	955.00
CN-08-168	266	-65	1065	503.04	2187	1436	0.00	1065.00	1065.00
CN-08-175	87	-75	798	513.92	1900	885	0.00	798.00	798.00
CN-08-176	87	-73	966	500.20	1975	695	0.00	966.00	966.00
CN-08-177	87	-74	198	508.49	1900	686.5	0.00	198.00	198.00
CN-08-177B	84	-75	996	508.50	1900	686.5	0.00	996.00	996.00
CN-08-184	80	-73	55	517.93	1825	700	0.00	55.00	55.00
CN-08-184B	84	-75	24	517.93	1825	700	0.00	24.00	24.00
CN-08-184C	94	-74	1026	517.79	1823	697	0.00	1026.00	1026.00
CN-08-185	90	-65	795	490.81	2150	726	0.00	795.00	795.00
CN-08-190	93	-86.5	1017	498.96	1900	550	0.00	1017.00	1017.00
CN-08-195	50	-70.5	846	494.41	2028	675	0.00	846.00	846.00
CN-08-196	267	-85	909	498.98	1975	685	0.00	909.00	909.00
CN-08-204	267	-75	1002	498.73	1975	685	0.00	1002.00	1002.00

Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-206	288	-75	966	502.40	2000	840	0.00	966.00	966.00
CN-08-208	88	-76	1041	499.02	1900	550	0.00	1041.00	1041.00
CN-08-209	310	-75	897	502.16	2000	840	0.00	897.00	897.00
CN-08-212	90	-83	1011	501.28	1950	685	0.00	1011.00	1011.00
CN-08-214	87	-75	840	502.69	1800	480	0.00	840.00	840.00
								Total	**25117 meters**

Results obtained from the different 9-25 EF, 08EF, 08H and 9-25H lenses during 2008 will be treated lens by lens in this section.

Lens 9-25 EF (East Flank)

Lens 9-25 EF (East Flank) was intersected in several drillholes and the following will present the results obtained from this specific lens.

Drillhole **CN-07-120** intersected lens 9-25 EF from 646.55 to 656.70 meters and values of **1.99% Zn and 4.43% Cu over 10.15 meters** were obtained. It seems that this mineralized zone constituted a copper-rich halo within the 9-25 EF lens.

CN-08-138D also intersected mineralization lens 9-25 EF from 674.80 to 678.70 meters. The mineralization is constituted of semi-massive sulphide composed of 45% pyrrhotite, 10% sphalerite, 3 % chalcopyrite and 1-2% pyrite. Small alteration zones surround the mineralization. Values of **6.53% Zn and 0.61% Cu over 3.90 meters** were obtained from 674.80 to 678.70 meters.

Drillholes **CN-08-144** intersected several small mineralized zones that are believed to be a part of the lens 9-25 EF mineralized envelope. Among them, values of **6.39% Zn and 1.50% Cu over 11.60 meters** from 692.40 to 704.00 meters and of **6.27% Zn and 0.23% Cu over 3.75 meters** from 711.30 to 715.05 meters constituted the best intersects from drillhole CN-08-144. Mineralization is also in contact with an alteration zone that is located at the contact between felsic volcanic rock to the east and mafic volcanic rock to the west. The other mineralized zones are described in table 9 below.

Drillhole **CN-08-145C** did intersect an alteration zone characterized by silicification and magnesium-rich minerals from 461.05 to 468.20 that did not return any significant values.

Drillhole **CN-08-149** intersected a mineralized zone that belongs to lens 9-25 EF. Mineralization is massive to semi-massive and is crosscut by pegmatite veins with disseminated sulphides. Values of **2.27% Zn and 1.81% Cu over 7.05 meters** were returned from 795.55 to 802.60 meters.

CN-08-150B intersected the contact horizon with felsic volcanic rocks and andesitic rock at 501.35 meters but it did not encounter any significant mineralization or alteration from lens 9-25 EF since a pegmatite dyke is present from 501.35 to 507.90 meters.

CN-08-168 did not intersected the lens 9-25 EF horizon since it remained in the felsic volcaniclastic rock and never reached the contact with andesite.

A small magnesium-rich alteration zone associated with the lens 9-25 EF was intersected by drillhole **CN-08-175** from 721.20 to 726.80 meters. It returned values of **2.99% Zn and 0.70% Cu over 0.80 meter** from 726.00 to 726.80 meters. Stringers of sphalerite and chalcopyrite are present in the alteration zone within this interval.

A heterogeneous felsic pegmatite was encountered from 620.20 to 652.95 in drillhole **CN-08-185** which is located exactly where lens 9-25 EF was expected. No significant results came out from this interval.

Drillhole **CN-08-195** did not return any significant values from lens 9-25 EF. It intersected the mafic/felsic contact horizon at 729.60 meters that was unmineralized and unaltered (see geochemical results in drill log).

Table 9. Results obtained from lens 9-25 EF in 2008.

Lens 9-25 East Flank (9-25 EF)										
Hole Name	From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-07-120	646.55	656.70	10.15	5.85	1.99	4.43	0.04	72.64	0.20	3.19
CN-08-138D	674.80	678.70	3.90	2.50	6.53	0.61	0.38	51.71	0.44	3.50
CN-08-144	692.40	704.00	11.60	6.65	6.39	1.50	0.01	20.92	0.07	3.97
CN-08-144	711.30	715.05	3.75	2.15	6.27	0.23	0.10	8.12	0.02	3.09
CN-08-144	719.05	720.90	1.85	1.05	2.67	0.08	0.07	6.58	0.01	3.02
CN-08-144	728.30	729.30	1.00	0.60	1.60	0.04	0.02	1.20	0.01	2.69
CN-08-144	749.75	751.75	2.00	1.00	0.06	1.02	0.01	10.60	0.07	3.05
CN-08-144	757.85	759.85	2.00	1.00	0.17	0.90	0.00	9.60	0.10	3.37
CN-08-144	770.00	771.00	1.00	0.50	0.13	1.36	0.02	15.90	0.14	3.02
CN-08-144	776.00	777.00	1.00	0.50	0.98	0.25	0.13	17.00	0.54	3.31
CN-08-145C	463.05	468.20	5.15	NSA						
CN-08-149	795.55	802.60	7.05	4.55	2.27	1.81	0.34	45.00	0.37	3.47
CN-08-150B	501.35	contact		NSA						
CN-08-168	775.00	contact		NSA						
CN-08-175	726.00	726.80	0.80	0.65	2.99	0.70	0.05	43.60	0.25	-
CN-08-185	652.95	contact		NSA						
CN-08-195	729.60	contact		NSA						

Lens 08 EF (East Flank)

Drillhole **CN-05-026** intersected several mineralized zones associated with lens 08 EF from 518.10 to 595.30 meters. The best intersect came from 554.30 to 562.40 meters that returned values of **3.23% Zn and 0.47% Cu over 8.10 meters** including **6.70% Zn and 0.57% Cu over 3.00 meters** from 555.30 to 558.30 meters. Mineralization in this interval is massive and mostly constituted of pyrite at 70%. Other significant values are reported in table 10 below.

CN-05-035 intersected two zones belonging to lens 08 EF. The first one was encountered from 671.70 to 675.00 meters and the second one was intersected from 693.80 to 695.75 meters. Both mineralized zones returned interesting values. The first zone returned values of **4.68% Zn and 0.70 Cu over 3.30 meters** and the second zone returned values of **3.19% Zn and 0.46% Cu over 1.95 meters**. The first zone is constituted by semi-massive to massive sulphide mineralization surrounded by alteration while the second is mainly characterized by disseminated to semi-massive sulphide within an alteration zone. In both cases, pyrrhotite constitutes the main sulphide occurrence.

Extension of drillhole **CN-06-038** allows the intersection of several lens 08 EF intervals. In fact, from 597.65 to 682.35 meters, 9 mineralized zones interpreted as being parts of lens 08 EF mineralized envelope were encountered. Values of **3.92% Zn and 1.54% Cu over 7.10 meters** obtained from 597.65 to 604.75 meters constituted the best intercept in lens 08 EF from CN-08-038. The other results are shown in table 10. Most of these mineralized intervals are composed of massive sulphide mineralization dominated by the presence of pyrrhotite and pyrite with sphalerite and chalcopyrite. Notice that alteration zones surround most of these mineralized zones.

Drillhole **CN-07-057** was also extended and was successful in outlining lens 08 EF mineralization. It intersected several mineralized zones associated with this lens from 652.65 to 746.85 meters. The best intersect encountered from this envelope returned values of **10.30% Zn and 0.55% Cu over 6.80 meters** from 652.65 to 659.45 meters. That interval is constituted by massive sulphide composed of 50% pyrite, 15% pyrrhotite, 15% sphalerite and 1% chalcopyrite and traces of galena. Sphalerite and chalcopyrite content was obviously underestimated in this interval. The other intervals that returned significant values are presented in table 10 below.

Two mineralized zones were encountered from lens 08 EF in the extension of drillhole **CN-07-060**. Values of **6.90% Zn and 1.26% Cu over 3.45 meters** were obtained from the first interval from 712.45 to 715.90 meters. This mineralized zone is composed of massive pyrite, pyrrhotite, sphalerite and chalcopyrite. The second mineralized zone was intersected from 747.00 to 769.00 meters and is constituted of semi-massive to massive sulphide mineralization. This mineralization is also composed of pyrrhotite, pyrite, sphalerite and chalcopyrite. Values of **5.10% Zn and 1.72% Cu over 22.00 meters** were obtained from this second interval.

A large envelope containing several mineralized zones from lens 08 EF was also encountered in drillhole **CN-07-071B** while proceeding to its extension. In fact, from 787.10 to 865.65 meters, 5 mineralized zones returned significant values. Among them, the interval from 787.10 to 794.80 meters is the most important since it returned values of **8.96% Zn and 0.96% Cu over 7.70 meters**. That mineralized zone is composed of massive sulphide dominated by pyrite and sphalerite but also contains some disseminated sulphides. Alteration zone is also present along the mineralization. The other mineralized zones are described in the table below.

Drillhole **CN-07-120** did also crosscut two mineralized zones from lens 08 EF. These two zones are characterized by the presence of disseminated to semi-massive sulphide mineralization dominated by pyrite and sphalerite for the interval from 767.30 to 770.85 meters and by pyrrhotite and sphalerite for the second interval from 818.25 to 819.90 meters. Values of **6.60%**

Zn and 1.14% Cu over 3.55 meters were obtained from the first interval while values of **5.73% Zn and 1.26% Cu over 1.65 meters** were returned from the second interval.

In drillhole **CN-08-138D**, a silicified alteration zone was encountered from 834.00 to 838.15 meters. It contained disseminated pyrrhotite (3-7%), pyrite (1-2%), chalcopyrite (1-2%) and sphalerite (tr-1%) but did not return any significant values. This alteration zone corresponds to lens 08 EF.

CN-08-145C did not returned any significant values from lens 08 EF even if it intersected massive sulphide mineralization composed of 90% pyrrhotite from 682.20 to 684.00 meters.

Drillhole **CN-08-150B** intersected several mineralized zones within the lens 08 EF mineralized envelope. Two of them returned interesting values. From 593.15 to 596.85, disseminated stringer and massive sulphide mineralization returned values of **0.40% Zn and 1.88% Cu over 3.70 meters** that includes **4.68% Cu over 0.85 meter** from 596.00 to 596.85 meters. Values of **4.05% Zn and 0.67% Cu over 3.00 meters** from 657.90 to 660.90 meters were returned from disseminated mineralization within an alteration zone. All the other values obtained from the lens 08 EF in drillhole CN-08-150B are presented in the following table.

Drillhole **CN-08-175** also encountered a few mineralized zones from lens 08 EF envelope. Values of **11.54% Zn and 1.24% Cu over 9.50 meters** from 438.70 to 448.20 meters and of **10.24% Zn and 0.98% Cu over 9.05 meters** from 467.55 to 476.60 meters constituted the best results obtained from massive sulphide mineralization in drillhole CN-08-175. These massive sulphides lenses are not surrounded by alteration zones in this hole. The other values obtained from CN-08-175 are reported in the table 10 below.

Disseminated mineralization within felsic volcanic rock was intersected from 608.80 to 614.55 meters in drillholes **CN-08-185**. It did not return any significant values.

Drillhole **CN-08-195** crosscut lens 08 EF mineralization in its north portion fold. It returned values of **2.66% Zn and 0.03% Cu over 2.55 meters** from 434.00 to 436.55 meters. Mineralization is composed of pyrrhotite, pyrite and sphalerite that occur with semi-massive texture.

Table 10. Results obtained from lens 08 EF in 2008.

Lens 08 East Flank (O8 EF)											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-05-026		518.10	520.35	2.25	1.45	6.82	0.54	0.27	30.20	0.07	3.83
CN-05-026		539.30	543.30	4.00	3.05	3.81	0.64	0.11	29.88	0.19	3.20
CN-05-026		554.30	562.40	8.10	5.75	3.23	0.47	0.07	30.21	0.38	3.54
CN-05-026	inc.	555.30	558.30	3.00	2.10	6.70	0.57	0.03	33.60	0.82	3.95
CN-05-026		593.60	595.30	1.70	1.30	1.35	0.53	0.02	8.51	0.07	3.34
CN-05-035		671.70	675.00	3.30	2.35	4.68	0.70	0.98	64.48	0.05	3.71
CN-08-035		693.80	695.75	1.95	1.40	3.19	0.46	0.20	38.80	0.03	2.92
CN-06-038		597.65	604.75	7.10	5.45	3.92	1.54	0.25	63.21	0.28	3.86
CN-06-038		629.95	638.45	8.50	6.50	4.63	0.67	0.05	13.30	0.09	4.29

Lens 08 East Flank (08 EF)											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-06-038		641.90	642.50	0.60	0.40	0.58	1.56	0.00	24.66	0.14	2.45
CN-06-038		653.80	658.35	4.55	2.90	0.59	0.47	0.02	10.68	0.17	3.00
CN-06-038		660.05	662.05	2.00	1.30	0.80	1.46	0.03	18.10	0.22	3.68
CN-06-038		665.00	666.45	1.45	0.95	2.31	1.02	0.01	12.78	0.05	3.31
CN-06-038		668.45	668.95	0.50	0.30	8.28	0.76	0.13	24.70	0.08	3.77
CN-06-038		674.50	680.35	5.85	3.75	5.19	1.30	0.21	34.67	0.11	3.81
CN-06-038		681.35	682.35	1.00	0.65	0.26	0.86	0.01	10.10	0.37	2.95
CN-07-057		652.65	659.45	6.80	5.20	10.30	0.55	0.30	39.32	0.21	4.10
CN-07-057		670.55	671.55	1.00	0.85	2.33	0.49	0.01	15.50	0.08	4.13
CN-07-057		694.70	695.90	1.20	1.00	1.36	0.12	0.04	10.20	0.03	-
CN-07-057		744.80	746.85	2.05	1.45	4.76	0.41	0.68	42.18	0.07	3.13
CN-07-060		712.45	715.90	3.45	2.65	6.90	1.26	0.24	65.99	0.40	3.83
CN-07-060		747.00	769.00	22.00	16.85	5.10	1.72	0.31	54.21	0.35	3.58
CN-07-071B		787.10	794.80	7.70	5.45	8.96	0.96	0.48	78.90	0.30	3.94
CN-07-071B		847.90	848.65	0.75	0.55	2.64	1.56	0.02	19.10	0.10	4.09
CN-07-071B		849.75	850.20	0.45	0.30	15.50	1.34	0.86	44.50	0.10	3.93
CN-07-071B		853.75	854.60	0.85	0.60	17.95	0.24	1.61	37.50	0.10	3.93
CN-07-071B		862.15	865.65	3.50	2.50	4.95	1.13	0.14	22.53	0.24	3.83
CN-07-120		767.30	770.85	3.55	2.50	6.60	1.14	0.30	63.05	0.49	3.33
CN-07-120		818.25	819.90	1.65	1.50	5.73	1.26	0.21	44.47	0.09	3.23
CN-08-138D		834.00	838.15	4.15	-	NSA					
CN-08-144		874.00	878.30	4.30	3.04	0.07	0.88	0.00	18.75	0.12	2.99
CN-08-145C		682.20	684.00	1.80	-	NSA					
CN-08-150B		593.15	596.85	3.70	2.60	0.40	1.88	0.04	45.38	0.21	3.68
CN-08-150B		624.90	625.90	1.00	0.90	0.09	1.13	0.01	10.90	0.13	4.18
CN-08-150B		629.00	631.00	2.00	1.80	0.31	0.97	0.04	14.30	0.31	3.06
CN-08-150B		657.90	660.90	3.00	2.10	4.05	0.67	0.01	10.93	0.11	2.57
CN-08-150B		662.90	663.50	0.60	0.40	0.63	5.79	0.00	66.00	0.64	3.07
CN-08-175		430.70	432.60	1.90	0.95	1.77	0.30	0.05	18.41	0.13	3.25
CN-08-175		438.70	448.20	9.50	4.75	11.54	1.24	2.30	98.92	0.31	3.90
CN-08-175		467.55	476.60	9.05	5.80	10.24	0.98	1.61	76.42	0.12	3.73
CN-08-175		533.65	535.65	2.00	1.55	1.77	0.46	0.02	9.10	0.07	4.44
CN-08-175		538.65	540.65	2.00	1.55	1.48	0.58	0.01	10.40	0.11	4.48
CN-08-175		594.65	596.75	2.10	1.35	2.37	0.68	0.04	44.66	0.17	3.65
CN-08-175		601.90	604.65	2.75	1.80	6.50	0.36	0.61	66.93	0.21	3.75
CN-08-185		608.80	614.55	5.75	-	NSA					
CN-08-195		434.00	436.55	2.55		2.66	0.03	0.07	18.95	0.01	3.53

Lens 08 H (Hinge)

Several drillholes performed at greater depth encountered lens 08 H (Hinge) during 2008. The results obtained from these are described in this section.

Drillhole **CN-05-035** intersected semi-massive sulphide mineralization from 811.35 to 814.20 meters that returned **10.52% Zn and 1.15% Cu over 2.85 meters**. It also intersected **5.33% Zn**

and 0.19% Cu over 4.00 meters from 896.45 to 911.45 meters. These two zones are included within the lens 08 H envelope. Other results from this drillholes in this lens are reported in table 11 below.

Drillhole **CN-08-057** extension intersected 10% of disseminated sulphides from 988.05 to 992.70 meters in lens 08 H. This interval returned **1.58% Zn and 0.19% Cu over 1.95 meters** from 990.75 to 992.70 meters.

Two wide mineralization zones were intersected from drillhole **CN-07-071B** in lens 08 H. One of them returned values of **3.00% Zn and 1.26% Cu over 9.60 meters** from 973.00 to 982.60 meters an another zone returned **2.91% Zn and 0.89% Cu over 10.90 meters** from 986.75 to 997.65 meters. Both zones are characterized by massive sulphide mineralization that contains pyrrhotite, pyrite, sphalerite and chalcopyrite. A few other mineralized zone from lens 08 H were intersected by CN-07-071B and are reported in the table following.

Three small mineralized zones related to the lens 08 H were intersected by drillhole **CN-07-120.** All zones are enclosed within magnesium-rich alteration that contains disseminated sulphide mineralization. Values obtained from lens 08 H by CN-07-120 are shown in table 11.

Drillhole **CN-08-123** crosscut a small magnesian alteration zone from 947.75 to 950.20 that is associated with lens 08 H horizon. However, this interval did not contain any sulphide.

Drillhole **CN-08-144** intersected a wide alteration halo from 864.80 to 897.50 meters that returned interesting values over only 4.30 meters from 874.00 to 878.30 meters. Values of **0.07% Zn and 0.88% Cu were returned over 4.30 meters**. That interval is characterized by the presence of 10% pyrrhotite and 3% chalcopyrite within magnesium-rich alteration zone.

An exhalite horizon that corresponds to the lens 08 H horizon was intersected by **CN-08-145C** from 820.75 to 826.55 meters. Semi-massive sulphide pyrite (22%) in stringers or bands with quartz constituted the interval that did not returned any significant values.

Semi-massive to massive sulphides composed of 45% pyrite, 15% pyrrhotite, 10% sphalerite and 2% chalcopyrite was intersected from 1057.70 to 1060.30 meters by drillhole **CN-08-150B**. It returned values of **4.72% Zn and 0.53% cu over 2.60 meters**.

Drillhole **CN-08-166** encountered three mineralized zones within the lens 08 H envelope from 758.60 to 822.00 meters. One of them, comprising 65% pyrrhotite, 15% pyrite, 5% chalcopyrite and 3% sphalerite , returned **1.16% Zn and 1.10% Cu over 9.95 meters** from 812.05 to 822.00. Semi-massive sulphide, from 758.60 to 761.35 meters, and massive sulphide with alteration zones, from 802.00 to 806.90 meters, constituted the two other intervals encountered. The results from these two zones are reported in table 11 below.

CN-08-176 three mineralized zone associated with lens 08H mineralization. The better intersect returned values of **5.86% Zn and 1.13% Cu over 9.20 meters** from 753.40 to 762.60 meters. This mineralized zone comprises disseminated to massive sulphide mineralization dominated by pyrrhotite. The values obtained by the other zone are shown in the table following.

Semi-massive to massive sulphide mineralization was encountered in drillhole **CN-08-177B** from 817.60 to 825.85 metres. Sulphide occurrence and percentage varies a lot within the interval but values of **3.44% Zn and 1.04% Cu over 8.25 meters** were obtained from that interval.

Semi-massive sulphide dominated by the presence of pyrrhotite and pyrite returned **1.42% Zn and 0.84% Cu over 1.35 meters** from drillhole **CN-08-184C**. This interval occurs from 802.75 to 804.10 metres and is associated with lens 08 H.

Lens 08H horizon was intersected from 738.60 to 744.60 meters in drillhole **CN-08-190**. This interval is composed of felsic volcanic rock that contains disseminated pyrrhotite, pyrite and sphalerite. Values of **1.14% Zn and 0.04% Cu over 0.60 meter** were obtained from 744.00 to 744.60 metres.

Disseminated chalcopyrite (1%), pyrrhotite (tr), pyrite (tr) and galena (tr) hosted by felsic volcanic rock were intersected in drillhole **CN-08-196** from 696.30 to 701.20 meters. From 699.20 to 700.20 metres, **41.10 g/t Au and 394.00 g/t Ag over 1.00 meters** were obtained. This zone occurred at the contact with massive sulphide mineralization from 701.20 to 705.80 metres from which values of **4.52% Zn and 0.22% Cu over 5.10 meters** were obtained. High gold and silver values reported are interpreted as remobilization from the massive sulphide lens.

Drillhole **CN-08-204** also reached the lens 08 H horizon around 675 meters but did not encounter any alteration or mineralization.

CN-08-206 intersected a small semi-massive sulphide vein composed of 15% chalcopyrite from 728.15 to 728.20 metres. This vein returned **0.91% Zn and 2.17% Cu over 0.50 meters** inside the interval from 727.90 to 728.40 meters.

Pyrrhotite and pyrite semi-massive to massive mineralization containing 7% sphalerite and 2% chalcopyrite was intersected from 807.65 to 808.60 metres in drillhole **CN-08-208**. Values of **6.30% Zn and 0.75% Cu over 0.95 meters** were obtained from this interval.

Drillhole **CN-08-209** reached lens 08 H horizon with from 638.90 to 643.45 meters. Disseminated pyrite (10%) and pyrrhotite (1%) with traces of sphalerite and chalcopyrite within andesitic rock characterized this interval but did not return any significant values.

Drillhole **CN-08-212** intersected two small mineralized zones associated with lens 08 H. The first, comprising massive pyrite and sphalerite, occurs from 782.65 to 783.65 metres and returned **8.10% Zn and 0.33% Cu over 1.00 meters**. The second one, composed of disseminated to semi-massive pyrite, sphalerite, chalcopyrite and pyrrhotite, returned values of **10.80% Zn and 4.04% Cu over 0.15 meters** from 788.95 to 789.10 meters.

Drillhole **CN-08-214** intersected semi-massive and massive sulphide mineralization respectively from 797.25 to 800.50 metres and from 800.50 to 802.70 meters. Both intervals, mostly composed of 35% pyrite, 30% pyrrhotite with minor content in sphalerite and chalcopyrite, returned **2.13% Zn and 1.33% Cu over 5.45 meters** from 797.25 to 802.70 meters.

Table 11. Results obtained from lens 08 H in 2008.

Lens 08 Hinge Zone (O8 H)											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-035		811.35	814.20	2.85	2.00	10.52	1.15	0.10	21.65	0.04	3.24
CN-08-035		824.30	824.90	0.60	0.40	1.51	4.28	0.03	29.90	0.10	3.45
CN-08-035		896.45	900.45	4.00	2.85	5.33	0.19	0.09	15.57	0.02	2.91
CN-07-057		990.75	992.70	1.95	1.70	1.58	0.19	0.04	7.60	0.01	2.62
CN-07-071B		973.00	982.60	9.60	6.80	3.00	1.26	0.05	18.86	0.08	3.81
CN-07-071B		986.75	997.65	10.90	7.70	2.91	0.89	0.03	15.39	0.15	4.21
CN-07-071B		1001.65	1002.10	0.45	0.30	30.00	1.31	3.13	180.00	0.08	4.10
CN-07-071B		1013.10	1013.70	0.60	0.40	3.51	3.10	0.18	86.10	0.09	3.89
CN-07-120		937.95	939.80	1.85	1.50	2.71	0.33	0.01	11.86	0.01	3.73
CN-07-120		944.80	947.45	2.65	2.20	1.52	0.88	0.35	41.47	0.02	3.19
CN-07-120		989.65	991.45	1.80	1.50	1.61	0.44	0.02	9.66	0.04	3.07
CN-08-123		947.75	950.20	2.45	-	NSA					
CN-08-144		874.00	878.30	4.30	3.05	0.07	0.88	0.00	18.75	0.12	2.99
CN-08-145C		820.75	826.55	5.80	-	NSA					
CN-08-150B		1057.70	1060.30	2.60	2.50	4.72	0.53	0.20	25.98	0.14	4.04
CN-08-166		758.60	761.35	2.75	2.50	1.79	0.99	0.29	74.43	0.10	3.75
CN-08-166		802.00	806.90	4.90	4.45	0.84	1.09	0.08	22.20	0.13	3.48
CN-08-166		812.05	822.00	9.95	9.00	1.16	1.10	0.05	20.57	0.17	2.98
CN-08-166	inc.	817.55	822.00	4.45	4.05	1.13	1.28	0.06	21.57	0.23	3.96
CN-08-176		753.40	762.60	9.20	9.20	5.86	1.13	0.42	40.90	0.25	3.29
CN-08-176		768.60	770.60	2.00	1.90	2.69	0.19	0.59	47.35	0.06	2.90
CN-08-176		775.20	776.75	1.55	1.45	0.25	3.18	0.04	36.74	0.51	3.75
CN-08-177B		817.60	825.85	8.25	8.25	3.44	1.04	0.18	24.84	0.08	3.47
CN-08-184C		802.75	804.10	1.35	1.30	1.42	0.84	0.02	11.40	0.04	2.99
CN-08-190		744.00	744.60	0.60	-	1.14	0.04	0.04	7.40	0.01	-
CN-08-196		699.20	700.20	1.00	1.00	0.05	0.46	1.10	394.00	41.10	2.75
CN-08-196		701.20	706.30	5.10	4.95	4.52	0.22	0.44	60.05	0.67	3.84
CN-08-204		± 675				NSA					
CN-08-206		727.90	728.40	0.50	0.50	0.91	2.17	0.01	45.80	0.06	3.41
CN-08-208		807.65	808.60	0.95	0.90	6.30	0.75	0.09	13.10	0.01	4.17
CN-08-209		638.90	643.45	4.55	4.00	NSA					
CN-08-212		782.65	783.65	1.00	1.00	8.10	0.33	0.46	29.60	0.03	4.06
CN-08-212		788.95	789.10	0.15	0.15	10.80	4.04	0.33	63.70	0.05	3.71
CN-08-214		797.25	802.70	5.45	5.40	2.13	1.33	0.05	24.07	0.32	-

Lens 9-25 H (Hinge)

Drillholes **CN-05-035 and CN-07-057** both intersected the andesite/felsic volcaniclastic rock interface that was unaltered and unmineralized. Those contacts occur at 1018.15 meters in drillhole CN-05-035 and at 1143.65 meters in drillhole CN-07-057.

That same interface was intersected by drillhole **CN-07-071B** at 1058 meters. However, a small alteration zone hosted within felsic volcanic rock was encountered from 1065.80 to 1066.20 meters (possible fault?), although without returning any significant values.

Drillhole **CN-08-138D** intersected mineralization that corresponds to the lens 9-25 H from 1011.10 to 1013.85 meters. This mineralized zone presents semi-massive to massive sulphide texture constituted by 30% pyrite, 20% pyrrhotite, 5-20% sphalerite, and trace to 1% chalcopyrite. Values of **10.78% Zn and 0.78% Cu over 2.75 meters** were obtained from this interval.

A small alteration zone containing disseminated sphalerite (1%), chalcopyrite (1%) and pyrrhotite (1%) was crosscut by drillhole **CN-08-144** from 1025.55 to 1028.25 meters. Values of **1.12% Zn and 0.59% Cu over 0.80 meters** were obtained from 1026.55 to 1027.55 meters from this horizon associated with lens 9-25 H.

Drillhole **CN-08-149** intersected several mineralized horizons between 858.45 and 947.00 meters that all correspond to lens 9-25 H. Between this interval, several pegmatite veins and dykes crosscut the mineralization. All mineralized zones intercepted returned significant values that are reported in table 12 below. The best values intersected coming from disseminated to massive sulphide mineralization from 933.55 to 941.00 meters. **7.15% Zn and 0.77% Cu over 7.45 meters** were obtained from that interval.

Disseminated pyrrhotite (10%), pyrite (3%) and chalcopyrite (1-2%) hosted within a silicified zone from 1196.80 to 1200.25 metres in drillhole **CN-08-150B** returned weak values as reported in table 12 below.

Drillhole **CN-08-168** did not reach lens 9-25 H horizon since it remained within felsic volcanic rock during its entire run.

The contact horizon between andesite and felsic volcanic rock was intersected at 875.45 meters in drillhole **CN-08-176**. Disseminated sphalerite (1%), pyrite (trace) and chalcopyrite (trace) hosted within felsic volcanic rock were observed from 892.70 to 896.60 meters. No significant value was obtained from this interval.

In drillhole **CN-08-177B**, a few traces of fine disseminated chalcopyrite, pyrrhotite and pyrite was intersected from 929.85 to 934.00 meters within felsic volcanic rock. No values came out of this interval.

A small magnesium-rich alteration zone was encountered from 924.00 to 928.50 metres in drillholes **CN-08-184C**. Unfortunately, this interval did not contain any sulphide.

Disseminated pyrrhotite (10%) and sphalerite (1%) occurs in felsic volcanic rock from 846.15 to 847.70 meters in drillhole **CN-08-190**. However, no significant values were obtained from this interval.

The andesite/felsic volcaniclastic rock contact was intersected by drillholes **CN-08-196** (847.15 meters) and **CN-08-204** (830.55 meters) but did not encounter any alteration or mineralization.

Drillhole **CN-08-206** reached lens 9-25 H but a pegmatite dyke was present at the interface andesite/felsic volcanic rock from 842.70 to 846.35 metres. No significant values were returned from this zone.

Another pegmatite dyke is present between 914.00 and 924.85 metres in drillhole **CN-08-208** which is exactly where lens 9-25 H was expected to be intersected (mafic/felsic interface). No results came out of this zone in the hole.

Drillhole **CN-08-209** reached lens 9-25 H contact with andesitic rock and felsic rock at 824.30 meters but no mineralization or alteration was outlined. A pegmatite dyke is present at the contact between 819.95 to 824.30 meters.

In drillhole **CN-08-212**, a large pegmatite dyke occurs from 908.40 to 953.70 meters between the andesitic rock and the felsic volcanic rock interface where the mineralization from lens 9-25 H was expected. No mineralization or alteration was outlined in this drillhole.

CN-08-214 did not reach lens 9-25H horizon since the core-barrel got stuck in the hole at 840.05 meters.

Table 12. Results obtained from lens 9-25 H (Hinge) in 2008.

Lens 9-25 Hinge Zone (9-25 H)											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-05-035		1018.15				NSA					
CN-07-057		1143.65				NSA					
CN-07-071B		1065.80	1066.20	0.40		NSA					
CN-08-138D		1011.10	1013.85	2.75	2.10	10.78	0.78	0.05	9.89	0.02	3.91
CN-08-144		1026.55	1027.55	1.00	0.80	1.12	0.59	0.01	9.00	0.09	2.76
CN-08-149		858.45	860.80	2.35	1.20	3.63	5.77	0.03	92.66	0.47	3.29
CN-08-149		870.00	872.00	2.00	1.40	1.40	0.72	0.08	22.95	0.15	2.74
CN-08-149		877.00	879.70	2.70	1.90	2.11	3.90	0.01	63.05	0.16	3.26
CN-08-149		904.40	919.00	14.60	10.35	3.03	0.90	0.01	18.81	0.11	3.07
CN-08-149		924.80	925.60	0.80	0.60	9.91	0.14	0.00	2.50	0.03	4.33
CN-08-149		927.60	928.25	0.65	0.50	6.28	1.00	0.00	18.20	0.01	4.36
CN-08-149		933.55	941.00	7.45	5.30	7.15	0.77	0.02	14.30	0.16	3.24
CN-08-149		944.90	947.00	2.10	1.50	2.22	2.34	0.02	40.57	0.40	1.44
CN-08-150B		1196.80	1200.25	3.45	3.25	0.51	0.41	0.01	8.11	0.04	2.99
CN-08-168		900.00			-	NSA					
CN-08-176		892.70	896.60	3.90	-	NSA					
CN-08-177B		921.30			-	NSA					
CN-08-184C		924.00	928.50	4.50	-	NSA					
CN-08-190		846.15	847.70	1.55	-	NSA					
CN-08-196		847.15			-	NSA					
CN-08-204		830.55			-	NSA					
CN-08-206		846.35			-	NSA					
CN-08-208		933.00			-	NSA					
CN-08-209		824.30			-	NSA					

Lens 9-25 Hinge Zone (9-25 H)												
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-212		907.70	908.40		-	NSA					

13.2 Lens 44 drilling results

Table 13 presents drillhole information on CN-07-077B, CN-07-095 and CN-07-122 that were extended to test possible folding of lens 44 at depth. It also presents the information of drillholes CN-08-128, CN-08-160, CN-08-164 and CN-08-167 which had the objective of extending lens 44 towards the surface (CN-08-128) and at depth (CN-08-160, CN-08-164 and CN-08-167). Detailed drill logs are presented in appendix 7.

Table 13. General information on 2008 drillholes, lens 44.

Lens 44									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-07-077B	85	-55	774	534.00	1429	806	518.00	774.00	256.00
CN-07-095	86	-62	894	537.80	1334	718	693.00	894.00	201.00
CN-07-122	81	-60	1008	532.90	1542	580	810.00	1008.00	198.00
CN-08-128	92	-61	300	525.40	1165	1047	0.00	300.00	300.00
CN-08-160	85	-64	765	532.23	1164	745	0.00	765.00	765.00
CN-08-164	88	-65	886	537.70	1385	661	0.00	886.00	886.00
CN-08-167	88	-65	909	539.14	1456	612	0.00	909.00	909.00
								Total	**3515.00**

Drillholes **CN-07-077B, CN-07-095 and CN-07-122** were extended to verify possible folding of the lens 44 mineralized zone but failed to intersect any mineralization.

Drillhole **CN-08-128** was drilled to extend the lens 44 toward surface. It intersected a silica-rich alteration zone from 110.45 to 153.80 meters that presented local chalcopyrite stringers. The interval from 149.00 to 150.00 meters returned values of **2.25% Cu over 1.00 meter**.

Drillholes **CN-08-160** intersected several alteration zones from 552.90 to 661.85 meters that did not return any significant values. Drillhole **CN-08-164** also intersected alteration zones from 751.65m to 774.00 meters that did not return any significant values. Finally, **CN-08-167** did not encounter any alteration zone or mineralization.

Table 14. Results obtained from lens 44 in 2008.

Lens 44											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-128		149.00	150.00	1.00	0.80	0.03	2.25	0.00	9.00	0.08	-

13.3 Lens 43 drilling results

Table 15 lists all drillholes that tested lens 43 at depth and/or laterally. Detailed drill logs are presented in appendix 7.

Table 15. General information on 2008 drillholes, lens 43.

Lens 43									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-129	95	-50	564.3	471.80	-250	-350	0.00	564.00	564.00
CN-08-134	91	-60	465.05	471.63	400	-350	0.00	465.00	465.00
CN-08-135	124	-65	615	471.54	415	-350	0.00	615.00	615.00
CN-08-179	133	-64	357	476.36	464	-278	0.00	357.00	357.00
CN-08-180	125	-63	654	477.22	631	-496	0.00	654.00	654.00
CN-08-181	130	-61	360	481.33	539	-236	0.00	360.00	360.00
CN-08-182	122	-62	612	477.78	725	-453	0.00	612.00	612.00
CN-08-183	129	-55	450	491.18	620	-122	0.00	450.00	450.00
CN-08-186	129	-55	405	504.31	700	-60	0.00	405.00	405.00
CN-08-187	127	-64	720	494.34	855	-343	0.00	720.00	720.00
CN-08-188	127	-60	714	497.79	884	-230	0.00	714.00	714.00
CN-08-197	127	-60	741	503.27	910	-120	0.00	741.00	741.00
								Total	**6657.00**

Drillhole **CN-08-129** tested, from the ice on the lake, the surface Infinitem anomaly EM-14 which could have been the south extension of lens 43. However, it intersected from 525.70 to 533.75 meters, a silicified-rich alteration zone that presented banding which is interpreted as an exhalite or iron formation. Notice that it was described as alteration zone in drill log. Values of **2.36 g/t Au over 1.00 meter** were obtained from 527.10 to 528.10 meters. This gold mineralization is not interpreted as a part of lens 43 but as a part of the iron formation dipping toward west that has EM-15 as surface expression.

CN-08-134 and CN-08-135 were also drilled from the ice on the lake to test the south extension of lens 43 mineralization. Several alteration zones were encountered within CN-08-134 from 339.90 to 448.80 meters but none of them returned significant values. **CN-08-135** did not encounter any alteration or mineralization despite ending in felsic volcanic rocks.

Drillholes **CN-08-179, CN-08-181, CN-08-183 and CN-08-186** had the objective to test the extension of the lens 43 mineralized system toward surface. No alteration or mineralization was encountered within **CN-08-179**. A small alteration zone was intersected from 138.55 to 142.80 meters in drillhole **CN-08-181** but no significant mineralization was present. Magnesium-rich alteration zones from 255.90 to 308.90 meters and from 331.80 to 342.00 meters were encountered in drillhole **CN-08-183** but did not contain any mineralization. Drillhole **CN-08-186** also intersected a magnesian-rich alteration zone from 252.00 to 299.00 meters that did not return any significant results. However, values of **0.19% Zn and 1.04% Cu over 2.00 meters** were obtained from felsic volcaniclastic rock with disseminated chalcopyrite and pyrrhotite from 244.25 to 246.25 meters in drillhole CN-08-186.

Drillholes **CN-08-180, CN-08-182, CN-08-187, CN-08-188 and CN-08-197** were drilled towards the southeast and had the objective of extending the lens 43 mineralized system at depth.

Drillhole **CN-08-180** intersected a few unmineralized alteration zones that did not return any significant values but it encountered a mineralized zone from 577.45 to 578.80 meters. This mineralized zone is disseminated with 15% pyrite, 2% sphalerite and 1-2% chalcopyrite and occurs at contact between felsic volcaniclastic rock and andesitic rocks. Values of **0.96% Zn and 0.85% Cu over 1.00** meter from 577.45 to 578.80 meters.

CN-08-182 intersected semi-massive sulphide mineralization containing 15% pyrite, 10% pyrrhotite, 10% sphalerite and 5-10% magnetite from 519.45 to 519.95 meters. Values **of 3.90% Zn and 0.10% Cu over 0.50 meter** were obtained from that interval. That interval belongs to the lens 43-C (section L43-837N 400W).

Drillhole **CN-08-186** intersected lens 43-S over a large thickness but values were only obtained from 244.25 to 246.25 meters where **0.19% Zn and 1.04% Cu were over 2.00 meters** were obtained.

Drillhole **CN-08-187** encountered a magnesium-rich alteration zone from 303.10 to 325.55 meters that only contains traces of sulphides. No significant values came out of this drillhole.

Disseminated to semi-massive sulphides zone was intersected from 584.25 to 587.45 meters in drillhole **CN-08-188**. Mineralization comprises 20% pyrite, 20% pyrrhotite, 2-35 sphalerite and traces of chalcopyrite. Values of **2.36% Zn and 0.14% Cu over 1.00 meters** were obtained from 585.25 to 586.25 meters which belong to lens 43-C.

A few alteration zones were encountered between 589.50 and 662.30 meters in drillholes **CN-08-197** but none contained significant mineralization or returned interesting values.

Table 16. Results obtained from lens 43 in 2008.

Lens 43										
Hole Name	From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-129	527.10	528.18	1.00	-	0.01	0.01	0.00	0.20	2.36	3.41
CN-08-180	577.45	578.80	1.35	1.35	0.96	0.85	0.12	16.30	0.67	2.97
CN-08-182	519.45	519.95	0.50	0.50	3.90	0.10	0.27	25.60	0.04	3.44
CN-08-186	244.25	246.25	2.00	1.50	0.19	1.04	0.00	9.05	0.23	-
CN-08-188	585.25	586.25	1.00	0.80	2.36	0.14	0.11	25.80	0.09	3.19

13.4 Spirit Lens drilling results

Drillholes over the Spirit lens are summarized in table 17 below. Drillholes CN-08-148, CN-08-151, CN-08-152, CN-08-153, CN-08-154, CN-08-155, CN-08-156, CN-08-157, CN-08-158, CN-08-159, CN-08-161, CN-08-162, CN-08-163 and CN-08-165 were drilled towards the west to extend the Spirit lens at depth and laterally. Drillhole CN-07-102A was extended to ensure that it reached the Spirit lens mineralized horizon.

Table 17. General information on 2008 drillholes, Spirit Lens.

Spirit Lens									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-07-102A	266	-45	216	491.10	4883	-5822	99.00	216.00	117.00
CN-08-148	270	-65	171	483.77	4783	-5772	0.00	171.00	171.00
CN-08-151	270	-50	189	475.26	4833	-5702	0.00	189.00	189.00
CN-08-152	270	-45	117	481.76	4650	-5568	0.00	117.00	117.00
CN-08-153	270	-45	195	481.15	4550	-5563	0.00	195.00	195.00
CN-08-154	269	-58	203	477.44	4783	-5664	0.00	203.00	203.00
CN-08-155	269	-60	177	480.04	4650	-5506	0.00	177.00	177.00
CN-08-156	270	-65	150	486.89	4733	-5722	0.00	150.00	150.00
CN-08-157	269	-58	216	479.20	4733	-5614	0.00	216.00	216.00
CN-08-158	269	-60	300	475.50	4783	-5554	0.00	300.00	300.00
CN-08-159	270	-65	219	479.69	4600	-5532	0.00	219.00	219.00
CN-08-161	268	-59	285	475.70	4733	-5505	0.00	285.00	285.00
CN-08-162	268	-60	348	475.50	4650	-5350	0.00	348.00	348.00
CN-08-163	262	-50	354	475.70	4850	-5505	0.00	354.00	354.00
CN-08-165	268	-60	252	475.54	4900	-5663	0.00	252.00	252.00
								Total	**3293.00**

Drillhole **CN-07-102A** was extended from 99.00 to 216.00 meters to make sure that it had reached the stratigraphic level in which the mineralization associated with the Spirit lens occurs. It did not intersect any mineralization.

CN-08-148 was drilled to the south of CN-07-093A and CN-07-093B intersected a magnesium-rich alteration zone from 61.70 to 65.70 meters that contains 10% pyrrhotite, 1% chalcopyrite and minor sphalerite in stringers. Values of **1.39% Zn and 0.37% Cu over 2.00 meters** were obtained from 61.70 to 63.70 meters. Drillhole **CN-08-151** was drilled behind CN-07-093A & B in order to test the vertical extension of the mineralization of the Spirit lens. It intersected a small alteration zone from 141.85 to 142.60 meters that contained 10% chalcopyrite and 5% pyrrhotite. This interval returned **0.26% Zn and 2.40% Cu over 0.75 meter**.

CN-08-152 was done to the North of CN-07-094B to test the continuity between the mineralization outlined in the CN-07-094B to the south and the surface Spirit showing to the north. It intersected disseminated mineralization from 65.25 to 67.85 meters that occurs directly in contact with pegmatite. The mineralization is composed of 10% pyrrhotite, 7% sphalerite and 2 % chalcopyrite. Gahnite, 5%, was also noted. Considering the values of **11.44% Zn and 1.10% Cu over 2.60 meters** obtained from the interval mentioned previously, it appear that sulphides were underestimated and that the presence of gahnite has an effect on the zinc values obtained.

Drillhole **CN-08-153** was performed to the south of CN-07-094B to test the extension of the Spirit lens toward south. It did not intersect any significant mineralization or alteration and no interesting values were returned from this drillhole.

Semi-massive sulphide mineralization composed of 17% sphalerite, 7% pyrrhotite, 3% pyrite and trace of chalcopyrite was intersected from 146.85 to 148.55 meters in drillhole **CN-08-154**. Note that 5% of gahnite was also present within the interval which could affect the zinc values obtained from this interval which returned values of **11.05% Zn and 0.32% Cu over 1.70 meters**.

Drillhole **CN-08-155** was performed behind drillhole CN-08-152 to extend Spirit lens mineralization at depth. It intersected disseminated mineralization within pegmatite vein that most probably came from remobilization. Values of **0.67% Zn and 1.32% Cu over 1.70 meters** were returned from 91.10 to 92.80 meters.

CN-08-156 was drilled between drillholes CN-08-148 and CN-08-152 to fill the gap between the two drillholes. CN-08-156 intersected disseminated to semi-massive sulphide mineralization from 91.80 to 94.95 meters. The mineralization compries 22% sphalerite and 5% pyrite but can reach 80% sphalerite in the massive zones. Gahnite 5%, chalcopyrite 2% and galena 1% also constitute the mineralization. Values of **14.01% Zn and 1.01% Cu over 3.25 meters** were obtained from 91.70 to 94.95 meters.

CN-08-157 was drilled behind CN-08-156 to test the continuity of the mineralization. It intersected disseminated mineralization within andesitic rock at the contact with pegmatite vein. Values of **3.00% Zn and 0.75% Cu over 2.35 meters** were obtained from 147.00 to 149.35 meters. Also, disseminated mineralization within felsic volcaniclastic rock returned 1.44% Cu over 1.00 meter from 63.00 to 64.00 meters in this hole.

CN-08-158 was drilled to test the vertical extension of the mineralization under drillhole CN-08-154. Drillhole CN-08-158 intersected a felsic volcaniclastic unit that contains disseminated millimetre-scale stringers of chalcopyrite and pyrrhotite from 172.50 to 195.45 meters that did not return any significant values.

Drillholes **CN-08-159** and **CN-08-162** were done to the south portion of Spirit lens. Both drillholes intersected favourable stratigraphy and disseminated sulphide mineralization but did not return any significant values.

Massive sulphide mineralization enclosed between two pegmatite veins was intersected in drillhole **CN-08-161**. Pegmatite veins containing disseminated mineralization wereencountered from 176.65 to 177.45 meters and from 178.20 to 180.00 meters which surround the massive sulphide mineralization encountered from 177.45 to 178.20 meters. Disseminated mineralization within pegmatite veins includes pyrrhotite, sphalerite, chalcopyrite and gahnite. Massive mineralization is constituted of 45% massive sphalerite, 15% pyrrhotite and 5% gahnite. Values of **10.89% Zn and 0.89% cu over 3.35 meters** were obtained from the interval from 176.65 to 180.00 meters. This composite includes **33.53% Zn over 0.75 meter** from 177.45 to 178.20 meters. Gahnite seems to affect zinc values in the interval.

CN-08-163 was drilled behind CN-08-151 to extend the Spirit lens at depth. It intersected a mineralized pegmatite vein that contains 3% gahnite and 1% chalcopyrite from 284.00 to 288.70 meters. Values of **1.50% Zn and 1.34% Cu over 1.00 meter** were obtained from 284.00 to 285.00 meters. Gahnite content seems to explain zinc values.

CN-08-165 was drilled to test the extension of the Spirit lens toward north and failed to intersect significant mineralization even if favourable stratigraphy was encountered. No significant value was returned from this drillhole.

Table 18. Results obtained from the Spirit Lens in 2008.

Lens Spirit										
Hole Name	From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-148	61.70	63.70	2.00	1.70	1.39	0.37	0.11	11.25	0.01	3.40
CN-08-151	141.85	142.60	0.75	0.75	0.26	2.40	0.01	59.70	0.21	3.15
CN-08-152	65.25	67.85	2.60	2.60	11.44	1.10	0.02	26.25	0.02	3.39
CN-08-154	146.85	148.55	1.70	1.60	11.05	0.32	0.28	43.79	0.01	3.35
CN-08-155	91.10	92.80	1.70	1.70	0.67	1.32	0.00	21.54	0.02	2.85
CN-08-156	91.7	94.95	3.25	3.20	14.01	1.01	0.69	113.09	0.01	3.19
CN-08-157	63.00	64.00	1.00	1.00	0.06	1.44	0.00	30.80	0.07	-
CN-08-157	147.00	149.35	2.35	2.35	3.00	0.75	0.03	42.54	0.01	2.93
CN-08-161	176.65	180.00	3.35	3.35	10.89	0.89	0.00	13.46	0.01	2.50
CN-08-163	284.00	285.00	1.00	1.00	1.50	1.34	0.01	17.50	0.01	2.92

13.5 Lens 201

Table 19 lists all drillholes that tested Lens 201. Drillholes CN-08-193 had the objective of testing the surface Infinitem anomaly EM-59 which also corresponds to a weak VTEM anomaly. Following the intersection of an alteration zone in CN-08-193, subsequent drillholes CN-08-198, CN-08-200, CN-08-201, CN-08-203, CN-08-210 had the objective of delineating what would become lens 201. All these drillholes were drilled towards the east while drillhole CN-08-211 and CN-08-211B were drilled towards the west with the same objective.

Table 19. General information on 2008 drillholes, Lens 201.

Lens 201									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-193	90	-47	258	468.85	-2155	-1010	0.00	258.00	258.00
CN-08-198	90	-55	402	469.50	-2152	-1071	0.00	402.00	402.00
CN-08-200	90	-55	363	468.21	-2055	-1058	0.00	363.00	363.00
CN-08-201	90	-55	384	468.59	-2228	-1058	0.00	384.00	384.00
CN-08-203	89	-58	420	467.03	-2311	-1061	0.00	420.00	420.00
CN-08-207	88	-57	339	467.30	-2311	-991	0.00	339.00	339.00
CN-08-210	88	-56	438	468.41	-2237	-1104	0.00	438.00	438.00
CN-08-211	271	-66	204	467.92	-2311	-682	0.00	204.00	204.00
CN-08-211B	268	-68	528	468.17	-2311	-682	0.00	528.00	528.00
								Total	**3336**

Drillholes **CN-08-193** encountered a semi-massive sulphide band from 183.00 to 184.55 meters followed by an alteration zone from 184.55 to 192.10 meters. The semi-massive sulphide zone contains pyrrhotite, pyrite and chalcopyrite while the alteration zone is characterized by the presence of tremolite, chlorite, hornblende, talc and quartz. It is also characterized by the presence of disseminated 6% pyrrhotite and 1% chalcopyrite. Values of **0.15% Zn and 0.63% Cu over 5.55 meters** were returned from the interval from 183.00 to 188.55 meters. The mineralization occurs at the contact between the mafic to the west and the felsic volcanic rock to the east.

Drillhole **CN-08-198** constituted a follow-up of CN-08-193 and had the objective of testing the vertical extension of the alteration zone discovered. Disseminated and stringer mineralization comprising 3% chalcopyrite, 1% pyrite and 1% chalcopyrite within felsic volcanic rock was encountered in CN-08-198 from 297.60 to 302.80 meters. Values of **0.25% Zn and 0.81% Cu over 2.00 meters** were obtained from 297.60 to 299.60 meters.

CN-08-200 tested the north extension of the alteration zone outlined in the drillhole CN-08-193. It intersected disseminated mineralization within felsic volcanic rocks from 294.10 to 294.60 meters that did not return any significant values. **CN-08-201** pursued the same objective as drillhole CN-08-200 to the south of CN-08-193. From 322.90 to 324.95 meters, drillhole CN-08-201 intersected disseminated to semi-massive sulphide mineralization comprising 10-15% pyrrhotite, 5% sphalerite and 1% of pyrite and centimetre-scale stringers of chalcopyrite and pyrrhotite. This interval returned values of **3.71% Zn and 1.83% Cu over 2.05m**. The mineralization zone is located at the mafic-felsic contact.

Drillhole **CN-08-203** had the objective of testing lens 201 to the south and in doing so, intersected semi-massive to disseminated mineralization from 350.00 to 355.60 meters within felsic volcanic rocks. This intersection returned **3.71% Zn and 1.14% Cu over 6.60 meters**. Drillhole CN-08-203 also intersected gold values from disseminated stringers of chalcopyrite and pyrrhotite within felsic volcanic rocks. These stringers returned isolated values of **2.99 g/t Au over 1.00 meter** from 377.00 to 378.00 meters and of **12.85 g/t Au over 1.00 metre** from 395.00 to 396.00 meters.

Drillhole **CN-08-210** was testing the extension at depth of CN-08-201. It intersected disseminated sulphides constituted of 5% chalcopyrite, 4% pyrrhotite and 3% sphalerite from 400.70 to 402.00 meters and massive sulphide mineralization from 402.00 to 403.60 meters that contains 80% pyrrhotite, 4% sphalerite and trace of chalcopyrite. The mineralization occur once again at mafic-felsic contact and returned values of **4.19% Zn and 2.70% Cu over 2.30 meters** from 400.70 to 403.00 meters. Sulphides percentage might have been underestimated in the drill log.

CN-08-207 tested the extension toward surface of the mineralization outlined by drillhole CN-08-203. Drillhole CN-08-207 encountered disseminated mineralization (2% chalcopyrite and 1% pyrite) within felsic volcanic rock from 188.60 to 191.40 meters. It did not return any significant values.

CN-08-211B (drilled since rods became stuck in CN-08-211) explored the vertical extension of the mineralized zone outlined by CN-08-203. It intersected disseminated mineralization from 429.70 to 430.80 meters that returned **0.74% Zn and 1.08% Cu over 1.10 meters**. It also encountered gold mineralization comprising disseminated stringers of pyrrhotite and chalcopyrite within felsic volcanic rock that returned values of **11.80 g/t au over 1.0 meters** from 425.00 to 426.00 meters.

Table 20. Results obtained from the Lens 201 in 2008.

Lens 201											
Hole Name		From (m)	To (m)	Length (m)	True Thickness (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-193		183.00	188.55	5.55	4.30	0.15	0.63	0.05	7.61	0.27	3.22
CN-08-193		191.55	192.10	0.55	0.40	1.56	0.91	0.07	18.20	0.80	3.20
CN-08-198		297.60	299.60	2.00	1.50	0.25	0.81	0.00	11.70	0.07	-
CN-08-201		322.90	324.95	2.05	1.20	3.71	1.83	0.08	32.83	0.38	3.04
CN-08-203		350.00	356.60	6.60	3.30	3.71	1.14	0.03	21.17	0.21	3.39
CN-08-203		377.00	378.00	1.00	0.75	0.04	0.29	0.00	9.80	2.99	-
CN-08-203		394.00	395.00	1.00	0.75	0.18	0.17	0.00	16.30	12.85	-
CN-08-210		400.70	403.00	2.30	1.30	4.19	2.70	0.04	30.66	0.46	3.65
CN-08-211B		425.00	426.00	1.00	0.60	0.01	0.21	0.63	213.00	11.80	-
CN-08-211B		429.70	430.80	1.10	0.70	0.74	1.08	0.01	11.16	0.29	2.96

13.6 Lens 16-17

Table 21 list all holes drilled in the lens 16-17. Detailed drill logs of this campaign are presented in appendix 7. All the drillholes tested the extension at depth of lens 16-17. Drillholes CN-08-169, CN-08-170, CN-08-171 and CN-08-173 were done to explore for possible extension at depth of lens 16-17 mineralization system.

Table 21. General information on 2008 drillholes, Lens 16-17.

Lens 16-17									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-169	88	-55	351	562.70	550	1043	0.00	351.00	351.00
CN-08-170	92	-50	357	557.77	452	1055	0.00	357.00	357.00
CN-08-171	87	-50	252	544.24	350	1140	0.00	252.00	252.00
CN-08-173	88	-50	414	537.83	300	957	0.00	414.00	414.00
								Total	**1374.00**

Drillhole **CN-08-169 and CN-08-173** failed to intersected significant mineralization. CN-08-169 intersected a pegmatite from 344.60 to 336.85 meters directly at the contact between the felsic volcanic rock to the west and the mafic rock to the east. Drillhole CN-08-173 intersected an alteration zone from 369.10 to 376.90 meters that returned anomalous gold values from 369.10 to 370.10 meters. **1.94 g/t Au and 59.10 g/t Ag** were returned from this intersection.

Drillhole **CN-08-170** intersected an alteration zone from 301.35 to 302.50 meters that returned **6.63% Zn; 0.14% Cu; 0.70% Pb; 39.60 g/t ag and 0.03 g/t Au over 1.15 meters**. That alteration zone occurs at the contact between felsic volcanic rocks and mafic rocks. It also intersected a second alteration zone from 207.65 to 270.55 meters that did not return any significant values.

Drillhole **CN-08-171** intersected several alteration zones. Among them, one from 78.20 to 106.00 meters containing disseminated sulphides returned weak values of base metals. Disseminated sulphides within felsic volcanic rock returned values of **0.99% Zn over 1.00 meter** from 115.00 to 116.00 meters. A second alteration zone encountered from 187.55 to 198.70 meters returned values of **1.50% Zn and 0.03% Cu over 2.00 meters.**

Table 22. Results obtained from the Lens 16-17 in 2008.

Lens 16-17											
Hole Name		From (m)	To (m)	Length (m)	True Thickness	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-170		301.35	302.50	1.15	1.15	6.63	0.14	0.70	39.60	0.03	3.09
CN-08-171		115.00	116.00	1.00	0.80	0.99	0.07	0.01	2.10	0.00	-
CN-08-171		191.55	193.55	2.00	1.65	1.50	0.03	0.18	13.35	0.50	2.79
CN-08-173		369.10	370.10	1.00	1.00	0.08	0.07	0.11	59.10	1.94	-

13.7 Jessica Area drilling results

Drillholes CN-08-131 and CN-08-132 were drilled to the NNE to test the Jessica showing zone below surface and towards the west. CN-08-133 was drilled to the east to target an Infinitem anomaly but failed to intersect any mineralization. In fact, it was drilled along strike and remained in the andesitic unit. Drillhole CN-08-178 tested the western extension of mineralization encountered in drillholes CN-08-131. The mafic/felsic contact was encountered but did not present any alteration or mineralisation. Drillholes CN-08-172 and CN-08-174 were drilled to the south and had the objective of exploring the felsic-mafic contact between the Jessica alteration zone and lens 16-17. Both drillholes CN-08-172 and CN-08-174 intersected the favourable contact but it was not mineralized or significantly altered.

Table 23. General information on 2007 drillholes, Jessica area.

Jessica Area									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-131	25	-52	270.15	484.90	165	815	0.00	270.00	270.00
CN-08-132	29	-52	216	480.89	135	860	0.00	216.00	216.00
CN-08-133	90	-50	480	488.20	130	627	0.00	480.00	480.00
CN-08-172	204	-65	513	561.02	476	1002	0.00	513.00	513.00
CN-08-174	155	-55	653	560.98	476	1002	0.00	653.00	653.00
CN-08-178	25	-55	252	495.18	270	698	0.00	252.00	252.00
								Total	2384.00

CN-08-131 and CN-08-132 intersected mineralized alteration zones occurring at the contact between mafic rocks (to the south) and felsic rocks (to the north). Drillhole **CN-08-172** returned weak values from disseminated sulphides within unaltered rhyolitic rock. Drillholes **CN-08-133, CN-08-172 and CN-08-174** all failed to return any significant values.

Table 24. Results obtained from Jessica Area in 2008.

Jessica Area											
Hole Name		From (m)	To (m)	Length (m)		Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)	SG
CN-08-131		219.40	220.20	0.80	-	4.73	0.19	0.02	6.30	0.05	-
CN-08-132		136.30	138.40	2.10	-	0.98	0.28	0.22	26.43	0.12	3.43
CN-08-172		413.00	414.00	1.00	-	0.10	0.71	0.00	14.30	0.16	-

13.8 Tension NE and South Tension Area

CN-08-130 and 136 were drilled as follow-up downhole Infinitem anomalies from drillholes CN-07-113. They both intersected disseminated mineralization within felsic volcanic rocks that failed to return any significant values.

Table 25. General information on 2008 drillholes, Tension NE and South Tension Area.

Tension NE and South Tension Area									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-130	116	-55	636	479.32	-1622	-1985	0.00	636.00	636.00
CN-08-136	90	-57	357	483.90	-1512	-1770	0.00	357.00	357.00
CN-08-192	236	-50	315	468.33	-3800	-2725	0.00	315.00	315.00
CN-08-194	110	-50	300	459.85	-3409	-1070	0.00	300.00	300.00
CN-08-199	220	-50	279	470.69	-3597	-3163	0.00	279.00	279.00
CN-08-205	220	-50	330	470.90	-3600	-3053	0.00	330.00	330.00
CN-08-213	90	-50	297	465.45	-2656	-828	0.00	297.00	297.00
CN-08-215	120	-55	375	459.64	-3358	-1131	0.00	375.00	375.00
CN-08-217	115	-52	24	460.00	-3351	-1319	0.00	24.00	24.00
CN-08-217B	115	-52	327	460.00	-3351	-1319	0.00	327.00	327.00
CN-08-218	160	-52	468	460.00	-3068	-1600	0.00	468.00	468.00
								Total	**3708.00**

CN-08-130 and CN-08-136 were drilled as follow-up on holes CN-07-113 and also to test surface Infinitem anomaly EM-21 located in the Tension NE area. CN-08-130 encountered disseminated and fine stringer pyrrhotite (2%) within felsic volcaniclastic rock from 554.10 to 565.90 meters. CN-08-136 intersected disseminated to net-texture sulphides (5% pyrrhotite, pyrite and chalcopyrite) within pegmatite veins due to migmatization from 282.60 to 283.10 meters and from 284.05 to 286.00 meters close to the contact with felsic volcaniclastic rock at 286.00 meters. The Infinitem anomaly is considered to be partially explained by the disseminated mineralization encountered in drillhole CN-08-136. Unfortunately, no significant results were obtained from these drillholes.

In the South tension Area, focus was brought to surface Infinitem anomaly EM-50 that also corresponded to VTEM conductors. CN-08-192 and CN-08-199 were drilled in order to explain this anomaly, and both failed to do so. Drillholes CN-08-199 did however intersect an alteration zone from 2.60 to 13.65 meters that did not return any significant results. CN-08-205 was then drilled based on a downhole Infinitem from CN-08-199 and intersected sulphide-rich iron formation from 182.00 to 191.50 meters. That iron formation is banded and contains 12% pyrrhotite and 2% pyrite which explains the conductor.

Drillholes **CN-08-194 and CN-08-215** were drilled to test the EM-54 conductor but both failed to explain it even if the orientation CN-08-215 was based on downhole Infinitem results from CN-08-194.

Drillhole **CN-08-213**, also located in the South Tension area tested surface Infinitem anomaly EM-58 that also corresponds to a VTEM conductor. This drillhole failed to explain any conductor since it did not intersect significant mineralization.

EM-53 was also tested in the South Tension area by drillhole **CN-08-217B**. CN-08-217 was stopped due to rod jamming in the hole and CN-08-217B repeated CN-08-217 target. Drillhole CN-08-217B intersected silicate-rich iron formation containing 7% pyrrhotite from 206.00 to 207.30 meters which explained the conductor.

Drillhole **CN-08-218** also tested an Infinitem conductor in the South Tension area (EM-52). It intersected disseminated pyrrhotite (7%) within felsic volcanic rock from 364.70 to 371.20 meters which is considered to have explained the conductor. The intersection did not return any significant values.

13.9 Regional drilling results

The table below listed all the drillholes performed on regional targets during 2008. The definition of these targets was mainly based on Infinitem anomalies occurring in the favourable felsic horizon.

Table 26. General information on 2008 drillholes, regional targets.

Regional Targets									
Hole Name	Azimuth	Dip	Length	Elevation	Grid_N	Grid_E	From	To	Length Drilled
CN-08-137	90	-55	90	465.30	2185	-2749	0.00	90.00	90.00
CN-08-140	272	-60	90	466.50	1379	-2132	0.00	90.00	90.00
CN-08-141	245	-60	252	466.20	1041	-4401	0.00	252.00	252.00
CN-08-142	245	-60	252	466.50	1070	-4474	0.00	252.00	252.00
CN-08-143	96	-55	351	499.50	2567	-4959	0.00	351.00	351.00
CN-08-146	268	-52	249	505.90	2600	-4600	0.00	249.00	249.00
CN-08-147	125	-60	276	503.06	5050	-8625	0.00	276.00	276.00
CN-08-189	125	-54	153	468.52	2950	-156	0.00	153.00	153.00
CN-08-191	90	-50	336	468.20	3506	-844	0.00	336.00	336.00
CN-08-202	110	-50	105	479.15	1500	-510	0.00	105.00	105.00
CN-08-216	290	-65	1020	525.00	1491	391	0.00	1020.00	1020.00
								Total	**3174.00**

Drillhole **CN-07-137 and CN-08-140** had the objective of testing VTEM conductors which could explain the source of Ishikawa boulder field (Savard et al., 2007) that contains several VMS-style mineralized boulder that returned significant Cu-Zn-Pb-Ag values. Conductor from **CN-08-137** was explained by the presence of magnetite and pyrrhotite-rich iron formation from 22.30 to 24.15 meters while **CN-08-140** conductor was explained by the presence of migmatized sulphide-rich iron formation from 19.55 to 20.70 meters. Both conductors were explained but no VMS mineralization was associated with them.

Following these results, holes **CN-08-189 and CN-08-191** were drilled to locate the possible source for the Ishikawa boulder field. Based on this hypothesis, **CN-08-189** was performed and intercepted sulphide-rich iron formation from 64.50 to 79.55 meters which explain the conductor EM-03A but not the source of the Ishikawa boulder field. **CN-08-191** tested the EM-67 but failed to explain the conductor. It did not intersect any mineralization.

Drillholes **CN-08-141 and CN-08-142** both tested the extension of a 3 meters thick massive sulphide mineralization (pyrrhotite and pyrite) outlined by drillholes CN-07-081 during 2007. **CN-08-141** tested the vertical extension of this mineralization while **CN-08-142** probed its lateral extension to the north. Both drillholes failed to intersect any significant mineralization even if disseminated sulphides and weak alteration zones are present within felsic volcaniclastic units.

Drillholes **CN-08-143 and CN-08-146** tested Infinitem conductor EM-19 that was located within the felsic favourable package. **CN-08-143** did not intersect enough sulphide within felsic volcanic rock to explain a conductor. However, drillhole **CN-08-146** intersected felsic volcanic unit from 148.65 to 167.00 meters that contains small semi-massive centimetre-scale bands which explain the conductor. However, no significant values were returned from these two drillholes.

Drillhole **CN-08-147** tested surface Infinitem anomaly EM-29 that was explained by the presence of 3-5% pyrrhotite within a silicified altered zone from 164.35 to 169.80 meters. This zone did not return any significant values.

CN-08-202 probed a magnetic bull's eye anomaly coupled with a VTEM anomaly. A small exhalite level was intersected from 58.80 to 58.90 meters that contained a small centimeter-scale horizon of sphalerite, pyrrhotite, pyrite and chalcopyrite within a silicified unit. It did not return any significant values since the mineralized horizon was collected within a larger sample.

Hole **CN-08-216** was drilled to investigate the stratigraphy toward the west from the lens 08 and 44 since outcrop exposure is absent in this area of the property. CN-08-216 encountered the same stratigraphic sequence as the one encountered in the lens 08, 9-25 and 44 area. It intersected 8% disseminated pyrrhotite from 985.25 to 988.05 meters within intermediate volcanic rock and also intersected felsic volcaniclastic rock that presented magnesian alteration from 994.55 to 1020.00 meters. No significant value came out of this drillhole.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2008 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Rocks collected with a hammer have been located with the use of a GPS instrument. Samples picked up from trenches were positioned relative to each other following the GPS positioning of their respective trenches. Samples collected from drilling were split using a rock saw and then placed in individual bags with a unique tag number and the bags sealed with fibreglass tape. Individual bagged sample were then placed in shipping bags and stored in a secure area at the camp. Each drill core sample is usually composed of one meter interval and follows the lithology intervals.

Drillholes collar were located using a high precision GPS (Leica). Drillhole deviations were measured using the Flexit Multi/Single Smart tool. The Flexit Gyro Smart tool was used to survey deviation where rock magnetism affected orientation measurements. These surveys were performed in order to precisely locate the samples along drillholes.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would affect the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages were used: WRC, SMC, Pycno, Au+ and GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected to perform lithogeochemistry on lithological samples. These samples were analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetraborate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a HF-HNO_3-$HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis was done using the GRA21 Procedure, a fire assay and a gravimetric finish..

The Pycno (Pycnometry) package is use to determine the specific gravity (S.G.) of the sample that is obtained from the pulps (OA-GRA08b). This package is used in combination with the SMC package described above. Wet-Dry density measurements are also performed at the camp as a complement for the SMC package but not reported in the current report.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta- or tetraborate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is determined.

Moreover, samples were analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 16 DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data was reviewed and checked by the authors and is believed to be accurate. During the collection of core samples, blanks, rejects duplicates and standards were systematically inserted for each batch of 20 samples as a part of Virginia quality control. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories. All assays results had been received from the laboratory by the time this report was written in January 2009.

A quality control procedure was adopted in order to check the laboratory results. A minimum of two standard samples, one reject duplicate, a quarter-split and one blank were added systematically for each batch of 20 core sample collected. Standards used were (CRM) PB-119, PB-113, PB-115, RTS-3, CDN-HLHZ, CDN-HLLC, CDN-SE-2, CDN-SE-1 and an uncertified Blank material made of calcite.

Furthermore, all data verification processes were by P & E Mining Consulting Inc. according to a mandate that began in September 2007.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA: LITHOGEOCHEMISTRY

20.1 Introduction

Lithogeochemical sampling for whole rock analysis was implemented in order to assist in the geological interpretation. The sampling locations include some surface exposures but the bulk of the data comes from drill core, including holes performed in previous campaigns (2004-2007). The database contains 5,232 analyses from drill core and 109 from surface outcrop. Analysis was performed by ALChemex using the ME-XRF06 analytical package. SiO2, TiO2, Al2O3, Fe2O3, MgO, MnO, CaO, Na2O, K2O, P2O5, LOI, Cr2O3, BaO, SrO, Y, Zr were analysed by XRF at 0,01% detection limit except for Y, Zr which are at 2 ppm detection limit. Zn, Cu and Au were analysed by AA, respectively at 1ppm, 1ppm and 5 ppb detection limits. See ITEM 15.2 for detail.

There is no universally-accepted method in geochemical interpretation and a number of approaches can be used. Considering the available analytical package and most importantly the geological context (VMS deposit in upper amphibolite facies), some choices can be made. Primary questions are related to the nature of the possible metasomatism associated with metamorphism, the recognition of volcanic-related hydrothermal alteration and the recognition of primary rock units. Of course, there are limitations on rock nomenclature which are imposed by the use of classic lithogeochemical diagrams which do not take into account lithofacies association (intrusive vs extrusive; massive vs clastic; volcaniclastic vs siliciclastic). For this reason, it would be appropriate to add a phase paragenetic or textural qualifier as described in ITEM 9.2 to the "geochemical" name.

20.2 Rock naming

The use of classic classification diagrams such as SiO2 vs Log(Zr/TiO2) (Winchester and Floyd 1977) are not ideal choices when dealing with altered sequences. Figure 26 suggests the presence of at least 3 units. The vertical stretching for the high silica unit is suspect and likely related to alteration. Although Zr/TiO2 is a relatively robust ratio (immobile), silica is affected easily by alteration.


Rhyolite
RhyoDacite
Dacite
Pantelerite
Trachyte
Andesite
Trachy
-And
Basalt
Trachy-
Bas
Nephelinite
SiO2
Log10Zr/TiO2
80
70
60
50
40
-3.0
-2.5
-2.0
-1.5
-1.0
-0.5
0.0

Figure 26: SiO2 vs Log(Zr/TiO2) diagram (Winchester and Floyd, 1977)

One of the most relevant diagrams enabling discrimination into a limited number of units is the TiO2 vs Zr diagram (Figure 27). This simple diagram using relatively immobile elements provides key information. First, 80% of the data fall into restricted ovoid area (5 areas), suggesting as many homogeneous lithogeochemical units. Second, some clusters are sub-round while others stretch along a diagonal passing through the graph's origin, suggesting varying degrees of metasomatism. This bivariate view of the database will be used to explore the characteristics of the rock units.


TiO2
2,0
1,5
1,0
0,5
0,0
0
100
200
300
400
500
600
700
800
Zr

Figure 27: TiO2 vs Zr diagram, n= 5232.

Using figure 27 as an informal scheme of classification, we subdivided the database into specific groups centered on the main cluster. For each of these groups, a rock name was attributed following a formal procedure of rock classification and alteration evaluation. Alteration level and/or type were assessed using the alkali index (Hughes, 1973), Ishikawa index (Ishikawa et al., 1976), CCPI (Large et al., 2001) and Normat-AM600 (Piché and Jébrak., 2004). Considering the level of alteration, "least altered" data were used for rock naming. Classification schemes employed herein are AFM (Jensen, 1976), SiO2 vs Zr/TiO2 (Winchester and Floyd, 1976), TAS (Le Maître et al., 1989), R1-R2 diagram (De la Roche et al., 1980), including suite evaluation (Irvine and Baragar, 1971; Shand, 1927; Pearce and Cann, 1973). Group denominations are given on figure 28.



And
RhyMain
Uncl
BasHiTi
BasOl
BasLoTi
And
Unclassified
(Dacitic)
RhyMain
RhyLoTi
TiO2
Zr
0.0
0.5
1.0
1.5
2.0
0
100
200
300
400
500
600
700
800

Figure 28: Classification of rock type using TiO2 vs Zr diagram

Using "least altered" analyses, the meta-volcanic rocks belong to per- to meta-aluminous suite (Shand, 1927) of subalkaline affinity (MacDonald, 1968). Plot on an AFM ternary diagram

(Jensen, 1976; Figure 29) and using Ti/Zr class of Pearce and Cann (1973), the subalkaline suite appears to be calc-alkaline to transitional, i.e. without any indication of Mg to Fe ratio evolution indicative of a Fenner's trend. The constant Fe/Mg ratio points toward a calc-alkaline Bowen's trend. The only exception is the BasHiTi which clearly show a higher Fe/Mg ratio.


And
BasHiTi
BasLoTi
Fe2O3+TiO2
Al2O3
MgO
Fe2O3+TiO2
Least altered data only
Al2O3
MgO

Figure 29: AFM cation plot (Jensen, 1976).

The level of metamorphism precludes the unequivocal identification of lithofacies. For example, visual description frequently proposed the presence of sedimentary facies (metagrewacke, meta-arenite and metapelite). Although some siliciclastic units may be present, their distributions are likely to be restricted. This conclusion is based on the sharp cluster formed by geochemical groups and the absence of chemical characteristics associated with rock weathering (i.e. Nesbitt, 2003; Fralick, 2003). A siliciclastic rock is likely to be formed by a variety of rock type representative of the source region (eventually including intrusion, mafic volcanic and felsic volcanic), and thereby spreading the geochemical signature between two or three end members, which is not observed. In fact, the best candidate for a siliciclastic origin is the "unclassified dacitic group" of figure 28; unfortunately, when plot in plan and sections, this geochemical group can hardly be interpreted as a single or a collection of units.

20.3 Alteration

Evaluation of hydrothermal alteration has been done following classic methods. Note that a test with the Normat-SV400 procedure (Piché and Jébrak, 2004) provides inconclusive results, caused by metamorphic devolatisation. Normat-AM600 on the other hand, provides some usable result such as the albite, Mg-anthophyllite, biotite and pyrope content, but conversely to SV-400, is much more sensitive to protolith composition. The Ishikawa index (Ishikawa et al., 1976) varies from 40 to 80 and can be use to delineate alteration zones, provided attention is put between mafic and felsic rocks.

A simple way to avoid the effect of metamorphic devolatisation and in part the protolith composition is to use the alkali diagram (Hughes, 1973; Figure 30). This simple binary representation of alteration is effective because: (1) most volcanic have a total alkali content (Na_2O+K_2O) between 3,5% to 7%, which vary from mafic to felsic along a trend with positive slope (the igneous spectrum); (2) alterations are easily recognizable since they produce a spread along a trend of negative slope; (3) although Fe-Mg are not considered in the diagram, it is empirically established that advanced alkali depletion is in close relationship with the occurrence of chlorite; (4) similarly, CaO is not considered in the diagram, but it is documented that CaO behaves like Na_2O and does not add essential information on the alteration level, providing carbonatation is not present; (5) the K_2O/ Na_2O+K_2O ratio enables segregation between zones of discharge and zones of recharge (spilite field); and (6) alkali metasomatism is intimately related to hydrolysis of feldspar which represent 40% to 80% of the original volcanic mesostasis. This hydrolysis is responsible for sericitic alteration and registers incipient, mild to strong alteration. Consequently, the alkali content and ratio are among the most relevant indicators of hydrothermal alteration.

Figure 30 indicates that the andesite (And) and the high titanium basalt (BasHiTi) occur in the igneous spectrum with a total alkali content of 4-6% represented at 70% by Na_2O. Very few samples are in the potassic field and when so are not particularly depleted in total alkalis. Conversely, numbers of sample are in the spilitic field indicative of Na_2O enrichment. The low titanium basalt (BasLoTi) presents a larger number of altered samples where the Na/K ratio has been modified. This unit is in close relationship with the 44 and 08 lenses and has been affected by the hydrothermal system. The two next units (Figure 30), the low titanium rhyolite and the main rhyolite (RhyLoTi and RhyMain respectively), are moderately to intensely altered. Although representing the most extensive units, very few samples remain in the igneous spectrum and almost none in the spilitic field. Diagram of the RhyMain and RhyLoTi show a clockwise pattern in the distribution of points starting in the upper range of the igneous spectrum, descending toward the lower right of the diagram (low alkali content with preponderance of K_2O – sericitic alteration) and from there spreading horizontally to the left with less than half a percent of total alkalis. This last segment has been document from other VMS deposits to represents the chloritic pipe. Finally, the unclassified dacitic rocks are shown to be variably altered. As stated previously, these rocks do not share a specific stratigraphic setting or a specific alteration pattern. Furthermore, they are frequently in proximity to sulphide mineralization. It is suspected that fluid content of alteration zones promote partial fusion and enhance deformation. The unclassified dacitic rocks may represent a mixture of rock type caused by these localized rheological modification and intensification of deformation.



And
Na2O+K2O
100K2ONa2O+K2O
BasHiTi
Na2O+K2O
100K2ONa2O+K2O
BasLoTi
Na2O+K2O

Figure 30: Alkalies diagrams (Hughes, 1973).

20.4 Chemostratigraphic architecture

As seen on figure 28, lithogeochemistry defines a restricted number of units. These results were used to produce plans and sections in order to depict the geometrical relationship between the units. An example of this is presented on figure 31 which shows a former geological interpretation of section 13+00N based on textural and paragenetic observations (to the left) and a lithogeochemical interpretation based on whole rock analysis (to the right). This figure clearly highlights the limitation of both approaches as mentioned in the introductory note, i.e. metamorphism and alteration obscured the rock type and geochemistry ignored the lithofacies, but used jointly, geochemistry helps in defining rock units.


Geological Legend
Felsic volcanoclastite
Felsic to intermediate sediment
Rhyolite
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Granitic Gneiss
Tonalitic Gneiss
RhyMain
CN-04-010
162m
BasLoTi
CN-06-044
291m
And
CN-07-045
363m
BasHiTi
CN-07-072
474m
CN-07-085
606m
BasHiTi
BasLoTi
And
RhyMain
RhyLoTi
Figure 31: Geological interpretation of section 13+00N based on textural and paragenetic observations (to the left) and a lithogeochemical interpretation based on whole rock analysis (to the right). The latter does not include the interpretation of pegmatite (in pink).

The important point emerging from the use of lithogeochemistry is the identification of three mafic and two felsic units. Furthermore, it shows that the RhyMain and the BasLoTi, which host lens 44 are repeated twice suggesting that folding and faulting occurred. The andesite (And) features a thin planar geometry which can be interpreted as an unaltered intermediate dyke. On this section (Figure 31-right) the RhyLoTi also appears to represent a dyke, but in this case the dyke is strongly altered and eventually ends up to the north at the onset of Lens 08.

The high titanium basalt (BasHiTi) is an unaltered and relatively homogeneous body characterized by moderate to strong magnetism and an ovoid shape (Figure 32). This mafic body is resistant to migmatism (few leucosomes and pegmatites are present in this unit) and is likely to represent a resister influencing the strain ellipsoid. In this respect, the spoon shape of lenses 08 and 9-25 is likely to reflect a ductility contrast between the BasHiTi and the other units.


9-25
08
BasHiTi
08

Figure 32: Geometry of the BasHiTi and its relation with lenses 08, 9-25.

Figure 33 depicts the geometric distribution of the andesite (And) in relation to the previously discussed units (BasHiTi, Lenses 08, 9-25). The andesite is a slightly deformed tabular body passing between lenses 08 and 9-25. The northern part follows the spoon shape of the ore lens, while the southern extension is planar and is affected by an apparent sinistral shift. Although not observed in drill intersection, this shift is interpreted to be the expression of a NW-SE cross fault. Figure 34 show that the northern limit of lens 44 is coincident with the location of the cross fault and so provides indirect support to the presence of this structure.

Note that units surrounding lenses 08 and 9-25 (RhyMain, RhyLoTi, BasLoTi) are moderately to highly altered implying a fluid enriched rock precursor (e.g. sericite, chlorite, etc.) which depressed the solidus and favoured migmatism. The stratigraphic pile, whatever its pre-deformation geometry is completed with the unaltered Andesite and high titanium basalt. Altogether, these rocks form a heterogeneous package likely to generate strain partition and complex deformation patterns. Doing so, the two relatively unaltered units share simple geometry, while the altered rhyolites and the low titanium basalt exhibit enhanced migmatism, strong deformation, folding and faulting. The folding is equally apparent in the massive sulphide which acts as the most incompetent layer and deforms by plastic flow.

As a consequence of the increased deformation level in the alteration zones, it is difficult, if not impossible to depict the distribution and geometry of alteration facies (chloritic pipe vs sericitic envelope).


9-25
BasHiTi
And
08
BasHiTi
08
9-25
And

Figure 33: Geometry of the Andesite (And) and its relation with the BasHiTi and lenses 08, 9-25.


9-25
44

Figure 34: Location of lens 44 and its relation with respect to the NW-SE cross fault.

ITEM 21 INTERPRETATIONS AND CONCLUSIONS

The interpretation performed over 2008 data appears in section 25 of the current report and is constituted by geological cross-section. The interpretation of the surface geology based on work performed during 2008 is shown on figure 25.

Lens 08 and 9-25 lie within a synform fold oriented North-South that presents a shallow plunge toward south. Both lenses share the geometry of vertically elongated spoon, relatively coplanar to each other but mutually separated by mafic to felsic stratigraphy a hundred meters thick. Sections 1850N and 1900N, oriented E-W, clearly demonstrate the geometry created by the different lithologies. Lens 08H remains open at depth toward south while lens 08 EF extensions are limited. Both lens 9-25 H and EF present small possibility of extension.

Section 1250N and 1400N are among the sections that allow to interpret lens 44. We can observe that this lens is affected by "S-shaped" fold with sub-horizontal axis. That folding seems to have increased the thickness of some of the mineralized zones. Some repetition of lithologies may suggest sub-vertical faulting along that lens.

Based mostly on geochemical data, it appears that lens 43 is divided into three separated lenses as shown on section L43-727N 500W. All lenses are oriented SSW and dip steeply toward East. Cross sections of lens 43 present the different lenses from the 43: lens 43-North (43-N), 43 Center (43-C) and 43 South (43-S). Lens 43-North seems to be narrow and does not present potential for significant extension in size. It seems that the lens 43-C presents the highest potential for extension toward south and at depth since drillhole CN-07-086 seems to have missed that lens. Lens 43-South is characterized by the presence of an alteration zone which is still open at depth and laterally.

The cross section 4850N shows the shallow dipping toward east of lens Spirit mineralization. It also presents the spatial association between the mineralization and pegmatite veins. At depth, the interpretation remains uncertain since the mineralization does not always occur at the mafic-felsic rock interface. However, the longitudinal section of the Spirit lens indicates that the zone is still open at depth under drillhole CN-08-161 which returned values of **10.89% Zn and 0.89% Cu over 3.35 meters**, and under CN-08-163. The lens seems to be closed toward south and toward north.

During 2008, drilling on the 08, 9-25 and Spirit lenses achieved its main objective which was to increase their size. Lens 08 H still present good potential for extension at depth toward south but lens 08 EF, lens 9-25 H and 9-25 EF extensions are limited. Lens 44 was closed at depth and laterally and possible extensions are limited according to the current geometric interpretation. New interpretations indicate that lens 43 is still open at depth and towards the southwest but the geometry of this lens is well constrained towards the surface. The Spirit lens is closed laterally according to the current interpretation but extension at depth is possible. The 16-17 lens remains partly open at depth but is closed laterally. The mineralization between the Jessica alteration zone and the 16-17 lens is not present at depth or towards lens 43. The Jessica alteration zone itself seems to have limited extent. The mineralization outlined by drillhole CN-07-081 in 2007 does not extend at depth and toward north according to the results obtained in holes CN-08-141 and CN-08-142.

Drilling on regional targets was also successful in finding new mineralized lens and lens 201 remains open at depth and laterally. Finally, surface prospecting in the "H" Area outlined a mineralized showing that returned interesting values (**1.52% Zn and 0.26% Cu)** and that could be associated with Vtem conductors. All things considered the 2008 campaign proved to be very successful for Virginia Mines.

ITEM 22 RECOMMENDATIONS

Regionally, the main untested targets are located within "F", "G" and "H" areas (figure 5) where outcrop exposure is poor and several ground Infinitem and airborne VTEM conductors remain unexplained. In the "F" area, several conductors axis that could be associated with the Spirit favourable stratigraphy could not be explained by surface prospecting. These conductors will need to be tested by drilling. The "G" area is also covered by quaternary material and contains several unexplained conductors that will require drilling. In the "H" area, values of **1.52% Zn and 0.26% Cu** were obtained from migmatized felsic rock that occurs close to clusters of conductors. More prospecting and subsequent drilling is recommended over this showing.

The potential to increase size is still very good for several lenses on the Coulon JV property. Lenses 08H, 43, 201, Spirit and 16-17 still present potential for expansion in size and will require additional drilling. A follow-up is recommended on drillhole **CN-08-216** since a few off-holes Infinitem anomalies (Malo-Lalande, 2008) were outlined along that hole. These off-holes could correspond to mineralization occurring on the west flank of the fold that contains the lens 08 and 9-25 in its East flank and in its hinge zone. Follow-up on drillhole **CN-08-214** intersection, toward south, is also recommended to increase the size of lens 08 H. Values of **2.13% Zn and 1.33% Cu over 5.45 meters** obtained from this drillholes in lens 08 H.

To test the south plunge extension of lens 43, additional drilling is also recommended toward south and along plunge. Additional drilling should be performed at depth on lens 201 as well as on lens Spirit. Finally, follow-up on drillhole CN-08-170 that returned values of **6.63% Zn and 0.14% Cu over 1.15 meters** should also be performed by drilling on lens 16-17.

ITEM 23 REFERENCES

Boivin, M., Rapport d'un levé géophysique héliporté EMosquito II (MAG-EM) sur la propriété Coulon, Québec, Canada, Novembre 2006.

Boivin, M., Rapport d'interprétation d'un levé géophysique magnétométrique au sol, Projet Coulon, Québec, Canada, Novembre 2008, 4p.

Boivin, M., Rapport d'interprétation d'un levé géophysique Infinitem en Forage, Projet Coulon, Québec, Canada, Novembre 2008, 8p.

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., Perry, C., Archer, P., 2005, Technical Report and Recommendations: Reconnaissance Program, Coulon Project, Québec, Virginia Gold Mines Inc.

De La Roche, H., Leterrier, J., Grandclaude., P. and Marchal, M. 1980. A classification of volcanic and plutonic rocks using R1-R2 diagram and major element analyses: its relationships with current nomenclature. Chem Geol., vol. 29, pp.183-210.

Dubois, M, Mines Virginia Inc., Levé Magnétométrique, Propriété Coulon, Rapport Logistique, 08N005B, Août 2008, 7p.

Fralick, P. 2003. Geochemistry of clastic sedimentary rocks: ratio techniques. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp. 85-103.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Hughes, C.J., 1973. Spilites, keratophyres and the igneous spectrum. Geol. Mag., vol. 109, pp.513-527.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Irvine, T.N. and Baragar, W.R.A. 1971. A guide to the chemical classification of the common volcanic rocks. Can. Jour. Earth Sci., vol. 8, pp. 523-548.

Ishikawa, Y., Sawagushi, T., Iwaya, S. And Horiuchi, M. 1976. Delineation of prospecting targets for Kuroko deposits based on modes of volcanism of underlying dacite and alteration haloes. Min. Geol., vol. 26, pp.105-117 (in Japanese with English abstract).

Jensen, L.S. 1976. A new cation plot for classifying subalkalik volcanic rocks. Ont. Div. Mines, Misc. Pap. 66, 22 p.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004.

Large, R.R., Gemmell, J.B., Paulik, H. and Huston, D.L. 2001. The alteration box plot: A simple approach to understanding the relationship between alteration mineralogy and lithogeochemistry associated with volcanic-hosted massive sulphide deposits. Eco. Geol., vol. 96, pp. 957-971.

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Le Maître, R.W., Bateman, P., Dudek, A., Keller, J., Lemeyre, J., Le Bas., M.J., Sabine, P.A., Schmid, R., Sorensen, H., Streikeisen, A., Woolley, A.R. and Zannetin, B. 1989. A classification of igneous rocks and glossary of terms : recommendations of the IUGS subcommission on the systematics of igneous rocks. Blackwell Scientific Publ., Oxford, U.K.

Macdonald, G.A. 1968. Composition and origin of Hawaiian lavas. Geol. Soc. Amer., Memoir 116, pp.477-522.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface, Projet Coulon, Rapport d'Interprétation, Septembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Projet Coulon, Rapport d'Interprétation, Décembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Magnétométrique (GPS) & EM à cadre horizontaux, Projet Coulon, Rapport d'Interprétation, Juillet 2007.

Malo-Lalande, C., Mines Virginia Inc., Levés Infinitem de Surface et en Forage, Magnétométrique & EM à cadres horizontaux, Projet Coulon, Rapport d'Interprétation, Octobre 2007.

Malo-Lalande, C, Mines Virginia Inc., Levés Infinitem Surface et Forage, Projet Coulon, Rapport d'Interprétation, 08N005, Décembre 2008, 74p.

Malo-Lalande, C, Mines Virginia Inc., Levés TDEM en Forage, Projet Coulon, Rapport d'Interprétation, 08N084, Décembre 2008, 21p.

Nesbitt, H.W. 2003. Petrogenesis of siliciclastic sediments and sedimentary rocks. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp.39-51.

Pearce, J.A. and Cann, J.R. 1973. Tectonic setting of basic volcanic rocks determined using trace element analysis. Earth Planet. Sci. Let., vol. 19, pp. 290-300.

Piché, M. And Jébrak, M. 2004. Normative minerals and alteration indices develop for mineral exploration. Jour. Geochem. Explor., vol. 82, pp. 59-77.

Rivest, H, Mines Virginia Inc., Levés Infinitem en Forage, Projet Coulon, Rapport Logistique, 07N099, Février 2008, 74p.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Savard, M., Lavoie, J., Grenier, L., and Archer, P., 2006, Technical report on the Coulon Project, Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec., Virginia Mines, 37p.

Savard, M., Lavoie, J., Grenier, L., Roy, I., Pearson, V. and Archer, P., 2007, Technical report and Recommandations, 2007 Exploration Program, Coulon JV Project, Québec., Virginia Mines, January 2008, 52p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

Winchester, J.A. and Floyd, J.M. 1977. Geochemical discrimination of different magma series and their differentiation products using immobile elements. Chem. Geol., vol. 20, pp.325-343.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, resident at 109 Chemin des Mélèzes, Lac Beauport, Qc, G3B 2B5, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working as a geologist in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during Summer 2003, Winter 2004, the year 2006 and during the entire year 2007 and 2008.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2009.

"Mathieu Savard"

Mathieu Savard, B.Sc., P. Geo.

GÉOLOGUE / GEOLOGIST
MATHIEU SAVARD
#510
QUÉBEC

CERTIFICATE OF QUALIFICATIONS

I, *Vital Pearson*, resident at 415 des Embarcations, Québec, Qc, G1K 8S6, hereby certify that:

- I am presently employed as a Senior Research Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a M.Sc. in Geology in 1986 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 1980.
- I am a professional Engineer presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 41419.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I visited the project in August 2007.
- I am a co-author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2009.

"Vital Pearson"

Vital Pearson, Ing., M.Sc.

CERTIFICATE OF QUALIFICATIONS

I, *Isabelle Roy*, resident at 120-6 des Lilas Ouest, Québec, Qc, G1L 1B2, hereby certify that:

- I am presently employed as Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 1993 from the Université Laval, Sainte-Foy.
- I have been working as a geologist in mineral exploration since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 535.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region during Fall 2007 and during the entire year 2008.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2009.

"Isabelle Roy"

Isabelle Roy, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Alexis Ross-Gauthier*, resident at 236 Pasteur Sud, Chicoutimi, QC, G7G 3R6, hereby certify that:

- I am presently employed as Trainee Geologist Engineer with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geological engineer in 2008 from the Université du Québec à Chicoutimi.
- I have been working as a field assistant in mineral exploration since 2005.
- I am a professional junior geological engineer registered to the board of the *Ordre des Ingénieurs du Québec*, number *146928*
- I worked in the region during 2006, 2007 and 2008.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2009.

"Alexis Ross-Gauthier"

Alexis Ross-Gauthier, Trainee. Ing.

CERTIFICATE OF QUALIFICATIONS

I, *Pascal Simard*, resident at 760 Rodolphe street, Chicoutimi, Qc, G7J 1B1, hereby certify that:

- I am presently employed as Trainee Geologist Engineer with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2008 from the Université du Québec à Chicoutimi.
- I have been working as a field assistant in mineral exploration since 2005.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number E 24965.
- I worked in the region during 2007 and 2008.
- I am co-author in the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2007.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 22nd day of January 2009.

"Pascal Simard"



Pascal Simard, Trainee. Ing.

ITEM 25 ILLUSTRATIONS

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca

END